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Filed pursuant to General Instruction II.L of Form F-10
File No. 333-221898

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these notes and are not soliciting an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 10, 2018

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus dated December 8, 2017)

TransCanada PipeLines Limited

U.S.$                          % Senior Notes Due 2029

Interest payable                                    and
Issue price:            %
U.S.$                          % Senior Notes Due 2049

Interest payable                                    and
Issue price:            %

         We are offering U.S.$               aggregate principal amount of        % Senior Notes due 2029 (the "2029 Notes") and U.S.$               aggregate principal amount of        % Senior Notes due 2049 (the "2049 Notes" and together with the 2029 Notes, the "notes"). Interest on the notes will accrue from                        , 2018. We may redeem some or all of the notes at any time at the applicable redemption prices described under "Description of the Notes—Optional Redemption" in this prospectus supplement. The 2029 Notes and 2049 Notes will mature on                       , 2029 and                       , 2049, respectively. The effective yield on the 2029 Notes and 2049 Notes if held to maturity will be        % and        %, respectively. The notes will be issued in United States dollars.

         Investing in the notes involves risk. See "Risk Factors" on page S-6 of this prospectus supplement and page 26 of the accompanying prospectus.

         Under applicable Canadian securities legislation, we may be considered to be a connected issuer of J.P. Morgan Securities LLC and Deutsche Bank Securities Inc., each of which is a subsidiary or affiliate of one of our lenders to which we are currently indebted. See "Underwriting" in this prospectus supplement.

         We are permitted, as a Canadian issuer under the multijurisdictional disclosure system adopted by the United States ("U.S."), to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the U.S. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles, which is referred to as "U.S. GAAP".

         Owning the notes may have tax consequences for you both in the U.S. and Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion under "Certain Income Tax Considerations" in this prospectus supplement.

         Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that we are incorporated or organized under the laws of Canada, some or all of our officers and directors may be residents of Canada, some or all of the experts named in this prospectus supplement or the accompanying prospectus may be residents of Canada and a substantial portion of our assets and all or a substantial portion of the assets of those officers, directors and experts may be located outside of the U.S.

         Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Commission	Proceeds
Per 2029 Note	%	%	%
Total	U.S.$	U.S.$	U.S.$
Per 2049 Note	%	%	%
Total	U.S.$	U.S.$	U.S.$

         The public offering prices set forth above do not include accrued interest, if any.

         There is no market through which these notes may be sold and purchasers may not be able to resell notes purchased under the prospectus supplement and the accompanying prospectus. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices, the liquidity of the notes, and the extent of issuer regulation. See "Risk Factors" in this prospectus supplement and the accompanying prospectus.

         The underwriters, as principals, conditionally offer these notes, subject to prior sale, if, as and when issued by us and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Underwriting" in this prospectus supplement.

         In connection with the offering, in order to facilitate the offering of the notes, the underwriters are permitted to engage in transactions that stabilize, maintain or otherwise affect the market prices of the notes. The underwriters are not required to engage in these activities and may end any of these activities at any time. After the initial public offering of the notes, the public offering prices may be changed. Thus, the prices paid for notes may vary from purchaser to purchaser and may vary during the period of distribution. The compensation realized by the underwriters will be either increased or decreased by the amount that the aggregate prices paid by purchasers of the notes differs from the gross proceeds paid to us by the underwriters. See "Underwriting".

         We expect to deliver the notes to investors through the book-entry delivery system of The Depository Trust Company and its direct and indirect participants, including Euroclear Bank NV/SA and Clearstream Banking, S.A., Luxembourg, against payment in New York, New York on or about October     , 2018.

Joint Book-Running Managers

J.P. Morgan	Deutsche Bank Securities

The date of this prospectus supplement is October         , 2018.

Prospectus

IMPORTANT NOTICE ABOUT INFORMATION IN THIS
PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering. The second part, the base shelf prospectus, gives more general information, some of which may not apply to the notes we are offering. The accompanying base shelf prospectus, dated December 8, 2017, is referred to as the "prospectus" in this prospectus supplement. Except on the cover page and in the "Description of the Notes," and unless the context otherwise requires, all references in this prospectus supplement to "we", "us", "our", "TCPL" or the "Corporation" refer to TransCanada PipeLines Limited and its subsidiaries, partnership interests and joint venture investments.

        If the description of the notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement. You should rely only on the information contained in this prospectus supplement, the accompanying prospectus or incorporated by reference therein and any term sheets we authorize and use in connection with the offering of the notes. We have not, and the underwriters have not, authorized any person to provide you with different information. If any person other than us provides you with different or inconsistent information you should not rely on it. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference therein is accurate only as of their respective dates. Our business, properties, financial condition, results of operations and prospects may have changed since those dates.

 EXCHANGE RATE DATA

        We publish our consolidated financial statements in Canadian dollars. In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to "Cdn.$" or "$" are to Canadian dollars and references to "U.S.$" are to U.S. dollars.

        The following table sets forth: (a) for the periods ended prior to April 1, 2017, the period-end noon exchange rate, the average noon exchange rate and the high and low noon exchange rates of one U.S. dollar in exchange for Canadian dollars as reported by the Bank of Canada; and (b) for the periods ended subsequent to March 31, 2017, the period end daily average exchange rate and, the daily average exchange rate and the high and low daily exchange rates of one U.S. dollar in exchange for Canadian dollars as reported by the Bank of Canada. On October 9, 2018, the daily exchange rate posted by the Bank of Canada was Cdn.$1.2965 per U.S.$1.00.

	Six Months Ended June 30,		Year Ended December 31,
	2018	2017	2017	2016	2015
High	1.3310	1.3743	1.3743	1.4589	1.3990
Low	1.2288	1.2977	1.2128	1.2544	1.1728
Average(1)	1.2781	1.3343	1.2986	1.3231	1.2907
Period end	1.3168	1.2977	1.2545	1.3427	1.3840

(1)
The average of the exchange rates on the last day of each month during the applicable period.

FORWARD-LOOKING INFORMATION

        This prospectus supplement and the prospectus and the documents incorporated by reference therein include "forward-looking information" and "forward-looking statements" (collectively, "forward looking information") within the meaning of securities laws, including the "safe harbor" provisions of the Securities Act (Alberta), the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"). The words "anticipate", "expect", "believe", "may", "will", "should", "estimate", "project", "outlook", "forecast", "intend", "target", "plan" or other similar words are used to identify such forward-looking information. Forward-looking information in this prospectus supplement, in the prospectus and in the documents incorporated by reference therein is intended to provide potential investors with information regarding us, including management's assessment of our future plans and financial outlook. Forward-looking information in this prospectus supplement includes statements under the headings "Use of Proceeds" and "Underwriting". Forward-looking information in the prospectus and the documents incorporated by reference therein may include, but is not limited to, statements regarding:

  •
  planned changes in our business;

  •
  our financial and operational performance, including the performance of our subsidiaries;

  •
  expectations or projections about strategies and goals for growth and expansion;

  •
  expected cash flows and future financing options available to us;

  •
  expected dividend growth;

  •
  expected costs for planned projects, including projects under construction, permitting and in development;

  •
  expected schedules for planned projects (including anticipated construction and completion dates);

  •
  expected regulatory processes and outcomes, including the expected impact of recent FERC policy changes (the "2018 FERC Actions");

  •
  expected outcomes with respect to legal proceedings, including arbitration and insurance claims;

  •
  expected capital expenditures and contractual obligations;

  •
  expected operating and financial results;

  •
  expected impact of future accounting changes, commitments and contingent liabilities;

  •
  expected impact of the recently enacted H.R. 1, the Tax Cuts and Jobs Act in the United States, relating to, among other things, tax reform ("U.S. Tax Reform"); and

  •
  expected industry, market and economic conditions.

        This forward-looking information reflects our beliefs and assumptions based on information available to us at the time the information was stated and, as such, is not a guarantee of future performance. By its nature, forward-looking information is subject to various assumptions, risks and uncertainties which could cause our actual results and achievements to differ materially from the anticipated results or expectations expressed or implied in such statements.

        Key assumptions on which our forward-looking information is based include, but are not limited to, assumptions about:

  •
  continued wind-down of our U.S. Northeast power marketing business;

  •
  inflation rates and commodity prices;

  •
  nature and scope of hedging activities;

  •
  regulatory decisions and outcomes, including those related to the 2018 FERC Actions;

  •
  interest, tax and foreign exchange rates, including the impact of U.S. Tax Reform;

  •
  planned and unplanned outages and the use of our pipeline and energy assets;

  •
  integrity and reliability of our assets;

  •
  access to capital markets; and

  •
  anticipated construction costs, schedules and completion dates.

        The risks and uncertainties that could cause actual results or events to differ materially from current expectations include, but are not limited to:

  •
  our ability to successfully implement our strategic priorities and whether they will yield the expected benefits;

  •
  the operating performance of our pipeline and energy assets;

  •
  amount of capacity sold and rates achieved in our pipeline businesses;

  •
  the availability and price of energy commodities;

  •
  the amount of capacity payments and revenues from our energy business;

  •
  regulatory decisions and outcomes, including those related to the 2018 FERC Actions;

  •
  outcomes of legal proceedings, including arbitration and insurance claims;

  •
  performance and credit risk of our counterparties;

  •
  changes in market commodity prices;

  •
  changes in the regulatory environment;

  •
  changes in the political environment;

  •
  changes in environmental and other laws and regulations;

  •
  competitive factors in the pipeline and energy sectors;

  •
  construction and completion of capital projects;

  •
  costs for labour, equipment and materials;

  •
  access to capital markets, including the economic benefit of asset drop downs to TC PipeLines, LP;

  •
  interest, tax and foreign exchange rates, including the impact of U.S. Tax Reform;

  •
  weather;

  •
  cyber security;

  •
  technological developments; and

  •
  economic conditions in North America as well as globally.

        Additional information on these and other factors is discussed in the prospectus and the documents incorporated by reference therein including in the 2017 MD&A (as defined herein) under the headings "Natural Gas Pipelines—Business Risks", "Liquids Pipelines—Business Risks",

"Energy—Business Risks" and "Other Information—Risks and Risk Management", and in the Annual Information Form (as defined herein) under the heading "Risk Factors", as may be modified or superseded by other subsequently filed documents that are also incorporated or deemed to be incorporated by reference in the prospectus.

        Readers are cautioned against placing undue reliance on forward-looking information, which is given as of the date it is expressed in this prospectus supplement or otherwise, and not to use future oriented information or financial outlooks for anything other than their intended purpose. We undertake no obligation to publicly update or revise any forward-looking information in this prospectus supplement or otherwise, whether as a result of new information, future events or otherwise, except as required by law.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC, under the Securities Act, a registration statement on Form F-10 and an amendment thereto relating to the notes. This prospectus supplement and the prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in the prospectus about the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, prospective investors should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

        We file annual and quarterly financial information, material change reports, business acquisition reports and other material with the Alberta Securities Commission and with the SEC. Under the multijurisdictional disclosure system adopted by the U.S., documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the U.S. Prospective investors may read and download any public document that we have filed with the Alberta Securities Commission on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com. Prospective investors may read and copy any document we have filed with the SEC at the SEC's public reference room in Washington D.C., and may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Additionally, prospective investors may read and download the documents we have filed on the SEC's Electronic Data Gathering and Retrieval ("EDGAR") system web site at www.sec.gov.

DOCUMENTS INCORPORATED BY REFERENCE

        This prospectus supplement is deemed, as of the date hereof, to be incorporated by reference into the prospectus only for the purposes of the offering of the notes offered hereunder. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus and reference should be made to the prospectus for full details.

        The following documents, which were filed by us with the Alberta Securities Commission and with the SEC, are incorporated by reference into the prospectus:

  (a)
  annual information form for the year ended December 31, 2017 dated March 12, 2018 (the "Annual Information Form");

  (b)
  audited comparative consolidated financial statements as at December 31, 2017 and 2016 and for each of the years in the three-year period ended December 31, 2017, the notes thereto, and the auditors' report thereon;

  (c)
  management's discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2017 (the "2017 MD&A");

  (d)
  unaudited interim comparative condensed consolidated financial statements as at June 30, 2018 and for the three—and six-month periods ended June 30, 2018 and 2017 and the notes thereto; and

  (e)
  management's discussion and analysis of financial condition and results of operations as at and for the three- and six-months ended June 30, 2018 and 2017 (the "Interim MD&A" and together with the 2017 MD&A, the "MD&A").

        Any documents of the type referred to above, including all annual information forms, all information circulars, all annual and interim financial statements and management's discussion and analysis relating thereto, all material change reports (excluding confidential material change reports), press releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, and any business acquisition reports, as well as all prospectus supplements disclosing additional or updated information subsequently filed by us with the Alberta Securities Commission after the date of this prospectus supplement and prior to the termination of the offering of notes hereunder shall be deemed to be incorporated by reference into the prospectus. These documents will be available through the internet on SEDAR, which can be accessed at www.sedar.com. In addition, any similar documents filed by us with the SEC in our periodic reports on Form 6-K or annual report on Form 40-F, and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this prospectus supplement and prior to the termination of the offering of notes hereunder, shall be deemed to be incorporated by reference into the registration statement of which this prospectus supplement forms a part, if and to the extent expressly provided in such reports. Our periodic reports on Form 6-K and our annual reports on Form 40-F are available on EDGAR at www.sec.gov.

        Any statement contained in the prospectus, this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in the prospectus shall be deemed to be modified or superseded, for the purposes of the prospectus and this prospectus supplement, to the extent that a statement contained in the prospectus, herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of the prospectus or this prospectus supplement, except as so modified or superseded.

 RISK FACTORS

        Before making an investment decision, investors should carefully consider the risks and uncertainties described under the heading "Risk Factors" in the accompanying prospectus and in our Annual Information Form and MD&A incorporated by reference in the prospectus. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations or an investment in the notes. If any such risks actually occur, an investment in the notes or our business, financial condition and operating results could be materially harmed.

TRANSCANADA PIPELINES LIMITED

        TCPL operates in three core businesses—Natural Gas Pipelines, Liquids Pipelines and Energy which are comprised of the following segments: Canadian Natural Gas Pipelines, U.S. Natural Gas Pipelines, Mexico Natural Gas Pipelines, Liquids Pipelines and Energy. We also have a non-operational Corporate segment consisting of corporate and administrative functions that provide governance and other support to our operational business segments.

        TCPL's principal subsidiaries as of December 31, 2017 are indicated in the diagram under the heading "TransCanada PipeLines Limited—Intercorporate Relationships" in the Annual Information Form. All of the outstanding common shares of TCPL are owned by TransCanada Corporation ("TCC").

Consolidated Capitalization

        Other than (i) the issuance of $200,000,000 aggregate principal amount of 3.39% medium term note debentures due 2028 and $800,000,000 aggregate principal amount of 4.18% medium term note debentures due 2048, on July 3, 2018 (collectively, the "July Debentures"), and (ii) the issuance of 3,585,657 common shares of TCPL to TCC for aggregate gross proceeds of $207 million on July 31, 2018, there have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since June 30, 2018.

Enforcement of Judgments Obtained in Canada Against Directors Residing Outside of Canada

        Each of Stéphan Crétier, Randy Limbacher, John E. Lowe, Paula R. Reynolds, Mary Pat Salomone and Thierry Vandal who are directors of the Corporation, reside outside of Canada and have appointed the Corporation, having its registered office and principal executive office at 450—1st Street S.W., Calgary, Alberta, Canada T2T 5H1, as agent for service of process in Canada.

        Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

RECENT DEVELOPMENTS

        On October 2, 2018, TransCanada announced that it will proceed with construction of the Coastal GasLink pipeline project after a decision to sanction the LNG Canada natural gas liquefaction facility in Kitimat, British Columbia was announced by the joint venture participants of LNG Canada, a consortium comprised of Shell, PETRONAS, PetroChina, Mitsubishi Corporation and KOGAS. The pipeline will have an initial capacity of approximately 2.1 billion cubic feet per day (Bcf/day) with the potential for expansion of up to approximately 5 Bcf/day. Construction activities are expected to begin in early 2019 with a planned in-service date in 2023.

        On October 5, 2018, TransCanada announced that it placed the Western Build of its WB XPress ("WBX") project into service. The Western Build of WBX is designed to move approximately 760 million cubic feet of natural gas per day to a delivery point on Tennessee Gas Pipeline's Broad Run System for transportation to the Gulf Coast.

 SELECTED CONSOLIDATED FINANCIAL DATA

        Except as otherwise indicated, the following tables set forth selected consolidated financial data as at the dates or for the periods indicated prepared in accordance with U.S. GAAP. The financial data should be read in conjunction with our consolidated financial statements and the related notes and MD&A included in the documents described under "Documents Incorporated by Reference" in this prospectus supplement. Historical results are not necessarily indicative of the results that may be expected for any future period.

	Six Months Ended June 30		Year Ended December 31,
	2018	2017	2017	2016
	(unaudited)		(audited)
	(millions of dollars)
Consolidated Statement of Income Data:
Revenues	$6,619	$6,637	$13,449	$12,547
Income from Equity Investments	345	371	773	514
Operating and Other Expenses
Plant operating costs and other	1,696	2,033	3,906	3,861
Commodity purchases resold	921	1,090	2,382	2,172
Property taxes	302	315	569	555
Depreciation and amortization	1,105	1,033	2,055	1,939
Goodwill and other asset impairment charges	—	—	1,257	1,388
(Gain)/Loss on Assets Held for Sale/Sold	—	(498)	(631)	833

	4,024	3,973	9,538	10,748

Financial charges	944	725	1,447	1,391

Income before income taxes	1,996	2,310	3,237	922
Income taxes expense/(recovery)	261	584	(107)	349

Net income	1,735	1,726	3,344	573
Net income attributable to non-controlling interests	170	145	238	252

Net income attributable to controlling interests and to common shares	$1,565	$1,581	$3,106	$321

	Six Months Ended June 30		Year Ended December 31,
	2018	2017	2017	2016
	(unaudited)		(audited)
	(millions of dollars)
Consolidated Statement of Cash Flows Data:
Funds generated from operations(1)	$3,015	$2,761	$5,434	$4,905
(Increase)/decrease in operating working capital	156	(140)	(272)	251

Net cash provided by operations	$3,171	$2,621	$5,162	$5,156

Net cash used in investing activities	$(4,477)	$143	$(3,699)	$(18,783)

Dividends on common shares	$(1,166)	$(1,029)	$(2,121)	$(1,612)

(1)
We use the measure "funds generated from operations". This measure does not have any standardized meaning in U.S. GAAP and is therefore considered to be a non-U.S. GAAP measure and is an unaudited number. This measure is unlikely to be comparable to similar measures presented by other entities. This measure has been used to provide potential investors with a consistent measure of the cash generating performance of our assets. Funds generated from operations reflects net cash provided by operations before changes in operating working capital. A reconciliation of funds generated from operations to net cash provided by operations is presented in the MD&A incorporated by reference in the prospectus.

	Six Months Ended June 30		As at December 31,
	2018	2017	2017	2016
			(audited)
	(millions of dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,437	$1,449	$1,044	$967
Total assets
Canadian Natural Gas Pipelines	17,447	16,564	16,904	15,816
U.S. Natural Gas Pipelines	39,786	34,926	35,898	34,422
Mexico Natural Gas Pipelines	6,268	5,386	5,716	5,013
Liquids Pipelines	16,291	16,789	15,438	16,896
Energy	8,368	9,181	8,503	13,169
Corporate	4,242	3,359	3,551	2,625

	$92,402	$86,205	$86,010	$87,941

Notes payable	2,359	1,559	1,763	774
Current portion of long-term debt	2,812	3,270	2,866	1,838
Long-term debt	34,583	31,276	31,875	38,312
Junior subordinated notes	7,284	7,218	7,007	3,931
Common shareholder's equity(1)	$25,928	$23,904	$24,269	$23,535

(1)
Includes non-controlling interests.

USE OF PROCEEDS

        We estimate that the net proceeds of the offering of the notes, after deducting estimated expenses of the offering and the underwriting commissions, will be approximately U.S.$                . We intend to use the net proceeds of this offering to prefund the January 15, 2019 maturities of the previously issued 3.125% and 7.125% U.S.$ senior notes of TCPL, for general corporate purposes and to reduce short term indebtedness of the Corporation and its affiliates, which short term indebtedness was used to fund the Corporation's capital program and for general corporate purposes. The Corporation may invest funds that it does not immediately require in short-term marketable debt instruments.

PRIOR SALES

        The Corporation has not sold or issued any U.S.$ denominated senior notes, or securities convertible into senior notes, during the 12-month period prior to the date hereof, other than (i) the July Debentures; (ii) the issuance of U.S.$1 billion aggregate principal amount of 4.250% senior notes due 2028, U.S.$500 million aggregate principal amount of 4.750% senior notes due 2038 and U.S.$1 billion aggregate principal amount of 4.875% senior notes due 2048, by TCPL on May 7, 2018 (collectively, the "May Notes"); and (iii) the issuance of U.S.$550 million principal amount of floating rate senior notes due 2019 and U.S.$700 million principal amount of 2.125% senior notes due 2019, by TCPL on November 17, 2017 (the "November Notes"). U.S.$750 million principal amount of the Corporation's 4.60% senior notes due 2045 (the "Formosa Bonds") are listed on the Taipei Exchange. Since the date of issuance of March 31, 2015, no Formosa Bonds have been traded on the Taipei Exchange.

EARNINGS COVERAGE

Period Ended December 31, 2017

        The following financial ratios for TCPL have been calculated on a consolidated basis for the 12-month period ended December 31, 2017 and are based on audited and unaudited financial information. The following financial ratios give pro forma effect to the May Notes, the July Debentures, and the issuance of the notes as described in this prospectus supplement and the intended use of proceeds therefrom (collectively, the "Post-December 31, 2017 Adjustments"). Adjustments for other normal course issuances and repayments of long-term debt subsequent to December 31, 2017 would not materially affect the ratios and, as a result, have not been made.

December 31, 2017
Earnings coverage on long-term debt and current liabilities	times(1)
Supplemental coverage ratio: earnings coverage on long-term debt and current liabilities excluding the non-cash impairment charge and net gain on sale of assets at December 31, 2017	times(2)(3)

(1)
TCPL's interest requirements for the 12-months ended December 31, 2017 after giving pro forma effect to the Post-December 31, 2017 Adjustments amounted to approximately $            billion. TCPL's earnings before interest expense and income tax for the 12-month period ended December 31, 2017 were approximately $5.105 billion, which is            times such pro forma interest requirements for the period.

(2)
Excludes non-cash impairment charge during the 12-months ended December 31, 2017 of $1.256 billion and net gain on sale of assets during the 12-months ended December 31, 2017 of $0.611 billion (pre-tax). This supplemental coverage ratio is therefore based on a financial measure that is a non-GAAP financial measure and does not have the standardized meaning of "earnings" as prescribed by Form 44-101F1—Short Form Prospectus ("44-101F1") and therefore may not be comparable to similar measures presented by other entities. This measure should not be construed as an alternative to the prescribed ratios based off of "earnings" as defined in 44-101F1.

(3)
TCPL's interest requirements for the 12-months ended December 31, 2017 after giving pro forma effect to the Post-December 31, 2017 Adjustments amounted to approximately $             billion. TCPL's earnings before interest expense and income tax for the 12-month period ended December 31, 2017, excluding the impairment charge and net gain on sale of assets at December 31, 2017, were approximately $5.750 billion, which is            times such pro forma interest requirements for the period.

Period Ended June 30, 2018

        The following financial ratios for TCPL have been calculated on a consolidated basis for the 12-month period ended June 30, 2018 and are based on audited and unaudited financial information. The following financial ratios give pro forma effect to the issuance of the notes as described in this prospectus supplement and the intended use of proceeds therefrom (collectively, the "Post-June 30, 2018 Adjustments"). Adjustments for other normal course issuances and repayments of long-term debt subsequent to June 30, 2018 would not materially affect the ratios and, as a result, have not been made.

June 30, 2018
Earnings coverage on long-term debt and current liabilities	times(1)
Supplemental coverage ratio: earnings coverage on long-term debt and current liabilities excluding the non-cash impairment charge and net gain on sale of assets at June 30, 2018	times(2)(3)

(1)
TCPL's interest requirements for the 12-months ended June 30, 2018 after giving pro forma effect to the Post-June 30, 2018 Adjustments amounted to approximately $             billion. TCPL's earnings before interest expense and income tax for the 12-month period ended June 30, 2018 were approximately $4.841 billion, which is            times such pro forma interest requirements for the period.

(2)
Excludes the non-cash impairment charge during the 12-months ended June 30, 2018 of $1.256 billion and net gain on sale of assets during the 12-months ended June 30, 2018 of $0.130 billion (pre-tax). This supplemental coverage ratio is therefore based on a financial measure that is a non-GAAP financial measure and does not have the standardized meaning of "earnings" as prescribed by 44-101F1 and therefore may not be comparable to similar measures presented by other entities. This measure should not be construed as an alternative to the prescribed ratios based off of "earnings" as defined in 44-101F1.

(3)
TCPL's interest requirements for the 12-months ended June 30, 2018 after giving pro forma effect to the Post-June 30, 2018 Adjustments amounted to approximately $             billion. TCPL's earnings before interest expense and income tax for the 12-month period ended June 30, 2018, excluding the impairment charge and net gain on sale of assets at June 30, 2018, were approximately $5.967 billion, which is            times such pro forma interest requirements for the period.

 DESCRIPTION OF THE NOTES

        The notes will be issued in two series under a second amended and restated debt indenture, dated as of September 15, 2010, as supplemented or amended from time to time (the "Indenture"), between us and The Bank of New York Mellon, as Trustee. The following summary of certain provisions of the Indenture and the notes does not purport to be complete and is qualified in its entirety by reference to the actual provisions of the Indenture.

        The following description of the terms of the notes offered hereby supplements, and to the extent inconsistent therewith supersedes, the description of the general terms and provisions of debt securities set forth under the heading "Description of Debt Securities" in the accompanying prospectus, and should be read in conjunction with that description. References in this "Description of the Notes" to "we", "us", "our", "TCPL" or the "Corporation" refer to TransCanada PipeLines Limited and not to any of its parent, subsidiaries, partnership interests and joint venture investments.

General

        The trustee under the Indenture shall be referred to herein as the "Trustee", which term shall include, unless the context otherwise requires, its successors and assigns. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture. The term "debt securities", as used in this prospectus supplement, refers to all debt securities issued and issuable from time to time under the Indenture and includes the notes.

        We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional notes under the Indenture, equal in rank to the notes in all respects so that the new notes may be consolidated and form a single series with the 2029 Notes or 2049 Notes, as applicable, and have the same terms as to status, redemption and otherwise as the applicable series of the notes issued under this prospectus supplement.

        The notes will be our direct unsecured obligations issued under the Indenture and will rank equally with all of our other unsecured and unsubordinated indebtedness other than preferred claims imposed by operation of law. In addition, our business operations are conducted in part through our subsidiaries and through joint ventures. As a result, the notes will be effectively subordinated to all existing and future liabilities of our subsidiaries and joint ventures. As at June 30, 2018, as determined under U.S. GAAP, the total long-term debt (excluding guarantees and intercompany obligations between us and our subsidiaries) of our wholly-owned subsidiaries was, in aggregate principal amount, approximately $8 billion. At June 30, 2018, as determined under U.S. GAAP, our total consolidated long-term debt, junior subordinated notes and long-term debt due within one year was, in aggregate principal amount, approximately $45 billion. There are no terms of the Indenture that limit our or our subsidiaries' or joint ventures' ability to incur additional indebtedness including, in the case of us and our subsidiaries and joint ventures, indebtedness that ranks, either effectively or by contract, senior to the notes. See "Description of Debt Securities—Unsubordinated Debt" and "Description of Debt Securities—Certain Covenants of the Corporation" in the accompanying prospectus.

        The notes will be denominated in U.S. dollars and payments of principal (and premium, if any) and interest on the notes will be paid in U.S. dollars in the manner and on terms set out in the Indenture.

        The notes offered by this prospectus supplement will not be entitled to any benefits of a sinking fund.

Optional Redemption

        Except as described below, the notes of each series will be redeemable, in whole or in part, at our option at any time or from time to time at a redemption price equal to the greater of:

  •
  100% of the principal amount of the notes to be redeemed, and

  •
  as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (assuming that the 2029 Notes matured on                                    ,         , the date that is three months prior to the maturity date of the 2029 Notes and the 2049 Notes matured on                                    ,         , the date that is six months prior to the maturity date of the 2049 Notes), not including any portion of the payments of interest accrued as of the date of redemption, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus     basis points, in the case of the 2029 Notes or     basis points, in the case of the 2049 Notes,

plus, in either case, accrued interest thereon to the date of redemption.

        On or after                                    ,         (three months prior to the maturity date of the 2029 Notes), in the case of the 2029 Notes, and on or after                                    ,          (six months prior to the maturity date of the 2049 Notes), in the case of the 2049 Notes, we may redeem the 2029 Notes or 2049 Notes, as applicable, in whole or in part, at our option at any time or from time to time at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued interest thereon to the date of redemption.

        Notice of any redemption will be delivered by first-class mail at least 15 days, but not more than 60 days, before the redemption date to each holder of the notes to be redeemed.

        Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

        In the case of a partial redemption of the notes of a series, selection of such notes for redemption will be made by the Trustee as it shall deem appropriate and fair (subject to the procedures of the depository for the notes). If the notes of a series are redeemed in part, the notice of redemption shall provide for the principal amount to be redeemed. The notes may be redeemed in multiples equal to the minimum authorized denominations for the notes or any multiples thereof.

        "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

        "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

        "Comparable Treasury Issue" means the U.S. Treasury security or securities selected by the Quotation Agent as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

        "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if fewer than four such Reference Treasury Dealer Quotations are obtained, the average of all such quotations.

        "Quotation Agent" means one of the Reference Treasury Dealers, which is appointed by us.

        "Reference Treasury Dealer" means J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. plus three other entities or their affiliates which are primary U.S. Government securities dealers and their respective successors, provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall substitute another Primary Treasury Dealer.

        "Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 3:30 p.m. (New York time) on the third Business Day preceding such redemption date.

2029 Notes

        The 2029 Notes will be issued under the Indenture in an aggregate principal amount of U.S.$            . The 2029 Notes will mature on                                     , 2029 and will bear interest at a rate of            % per year. Interest on the 2029 Notes will be payable semi-annually on                                    and                                     of each year, commencing                                    , 2019, to the persons in whose names the 2029 Notes are registered at the close of business on the preceding                                    or                                     , respectively. Interest on the 2029 Notes will be calculated on the basis of a 360-day year of twelve 30-day months.

        We may redeem some or all of the 2029 Notes at any time at the applicable redemption prices described under "—Optional Redemption."

2049 Notes

        The 2049 Notes will be issued under the Indenture in an aggregate principal amount of U.S.$            . The 2049 Notes will mature on                                     , 2049 and will bear interest at a rate of            % per year. Interest on the 2049 Notes will be payable semi-annually on                                    and                                     of each year, commencing                                    , 2019, to the persons in whose names the 2049 Notes are registered at the close of business on the preceding                                    or                                     , respectively. Interest on the 2049 Notes will be calculated on the basis of a 360-day year of twelve 30-day months.

        We may redeem some or all of the 2049 Notes at any time at the applicable redemption prices described under "—Optional Redemption."

Payment of Principal and Interest

        Payments of principal of, and premium, if any, and interest on, the notes will be made by us through the Trustee to the Depositary (as defined below). See "—Book-Entry System".

        Interest payments for the notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to, but excluding, the interest payment date or the date of maturity, as the case may be. If any interest payment date or the maturity date of the notes falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest will be postponed to the next succeeding Business Day, and no interest on such payment will accrue for the period from and after such interest payment date or the maturity date, as the case may be.

Book-Entry System

        Upon issuance, each series of the notes will be represented by one or more fully registered global securities (the "Global Securities") registered in the name of Cede & Co. (the nominee of The Depository Trust Company (the "Depositary")), or such other name as may be requested by an authorized representative of the Depositary. The authorized denominations of each note will be U.S.$1,000 and integral multiples in excess thereof. The provisions set forth under "Description of Debt Securities—Global Securities" in the accompanying prospectus will be applicable to the notes. Accordingly, notes may be transferred or exchanged only through the Depositary and its participants. Except as described under "Description of Debt Securities—Global Securities" in the accompanying prospectus, owners of beneficial interests in the Global Securities will not be entitled to receive notes in definitive form.

        Beneficial interests in the notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depositary. Investors may elect to hold interests in the notes in global form through either the Depositary in the U.S. or Clearstream Banking, S.A. ("Clearstream, Luxembourg"), or Euroclear Bank SA/NV ("Euroclear"), if they are participants in those systems, or indirectly through organizations which are participants in those systems. Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream, Luxembourg's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of the Depositary.

        Each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest in order to exercise any rights of a holder under the Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security representing the notes.

        The following is based on information furnished by the Depositary:

        The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. These direct Participants ("Direct Participants") include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC is the holding company for the Depositary, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the SEC.

        Purchases of the notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for such notes on the Depositary's records. The ownership interest of each actual purchaser of each note represented by a Global Security ("Beneficial Owner") is in turn to be recorded on the Direct Participants' and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participants or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in a Global Security representing notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of a Global Security representing the notes will not receive notes in definitive form representing their ownership interests therein, except in the event that use of the book-entry system for such notes is discontinued.

        To facilitate subsequent transfers, the Global Securities representing the notes which are deposited with the Depositary are registered in the name of the Depositary's nominee, Cede & Co., or such other name as may be requested by an authorized representative of the Depositary. The deposit of Global Securities with the Depositary and their registration in the name of Cede & Co. or such other nominee effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Global Securities representing the notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Neither the Depositary nor Cede & Co. (nor such other nominee of the Depositary) will consent or vote with respect to the Global Securities representing the notes. Under its usual procedures, the Depositary mails an "omnibus proxy" to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

        Principal, premium, if any, and interest payments on the Global Securities representing the notes will be made to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Depositary). The Depositary's practice is to credit Direct Participants' accounts, upon the Depositary's receipt of funds and corresponding detailed information from us or the applicable Trustee, on the applicable payment date in accordance with their respective holdings shown on the Depositary's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of the Depositary, the applicable Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Depositary) is the responsibility of us or the applicable Trustee (provided it has received funds from us), disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

        The Depositary may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, notes in definitive form are required to be printed and delivered to each holder.

        We may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depositary). In that event, notes in definitive form will be printed and delivered.

        Clearstream, Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations ("Clearstream participants"), and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant, either directly or indirectly.

        Distributions with respect to interests in the notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the Depositary for Clearstream, Luxembourg.

        Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear ("Euroclear participants"), and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank SA/NV ("Euroclear Operator"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

        Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from the Euroclear System, and receipts of payment with respect to securities in the Euroclear System. All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no records of or relationship with persons holding through Euroclear participants.

        Distributions with respect to the notes held beneficially through the Euroclear System will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for the Euroclear System.

        The information in this section concerning the Depositary and the Depositary's book-entry system, Clearstream, Luxembourg and Euroclear has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangements between us and the Depositary and any changes to such procedures that may be instituted unilaterally by the Depositary, Clearstream, Luxembourg and Euroclear.

CERTAIN INCOME TAX CONSIDERATIONS

Certain U.S. Federal Income Tax Considerations

        The following is a general summary of certain U.S. federal income tax consequences of the purchase, ownership and disposition of the notes by U.S. Holders (as defined below). The summary is for general information only and is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated or proposed thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change (possibly with retroactive effect). The U.S. federal income tax treatment of a U.S. Holder may vary depending upon the particular situation of the U.S. Holder. Certain U.S. Holders (including, but not limited to, insurance companies, tax-exempt organizations, banks, financial institutions, persons subject to the alternative minimum tax, U.S. persons whose functional currency is not the U.S. dollar, traders in securities that elect mark-to-market accounting treatment, broker dealers in securities, or U.S. Holders that will hold the notes as a hedge against currency risks or as part of a straddle, synthetic security, conversion transaction, or other integrated investment comprised of the notes and one or more other investments, regulated investment companies and U.S. expatriates) may be subject to special rules not discussed below. The following summary is applicable only to purchasers of the notes on original issue at the issue price and does not address other purchasers. In addition, the summary is limited to investors that will hold the notes as "capital assets" within the meaning of Section 1221 of the Code. The discussion below also does not address estate, gift or alternative minimum tax consequences or the effect of any state, local or non-U.S. law on a holder of the notes.

        This discussion is not binding on the U.S. Internal Revenue Service (the "IRS") and we have not sought and will not seek any ruling from the IRS regarding the matters discussed below. There can be no assurance that the IRS will not take positions that are different from those below or that a U.S. court will not sustain such a challenge.

        As used herein, the term "U.S. Holder" means a beneficial owner of a note that is:

  •
  an individual who is a citizen or resident of the U.S. as determined for U.S. federal income tax purposes;

  •
  a corporation or other entity treated as a corporation for U.S. federal income tax purposes organized in or under the laws of the U.S., any state thereof, or the District of Columbia;

  •
  an estate that is subject to U.S. federal income taxation without regard to the source of its income; or

a trust if, in general, (i) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has made a valid election to be treated as a U.S. person.

        If a partnership (including any other pass-through entity for U.S. federal income tax purposes) holds notes, the tax treatment of a partner or other owner of the entity generally will depend on the status of the partner or other owner and the activities of the partnership or other entity. If you are a partner in a partnership or other owner of a pass-through entity you are urged to consult your tax advisor regarding the tax consequences of acquiring, owning and disposing of the notes.

        Under recently enacted legislation, U.S. Holders that use an accrual method of accounting for tax purposes generally will be required to include certain amounts in income no later than the time such amounts are reflected on certain financial statements. The application of this rule thus may require the accrual of income earlier than would be the case under the general tax rules described below, although the precise application of this rule is unclear at this time. This rule generally will be effective for tax years beginning after December 31, 2017 or, for debt securities issued with original issue discount, for tax years beginning after December 31, 2018. U.S. Holders that use an accrual method of accounting should consult with their tax advisors regarding the potential applicability of this legislation to their particular situation.

        The summary does not constitute, and should not be considered as, legal or tax advice to holders of notes. Each holder of the notes should consult a tax advisor as to the particular tax consequences to such holder of holding the notes, including the applicability and effect of any state, local or non-U.S. tax laws.

Payments of Interest

        Each payment of interest on a note will be taxable to a U.S. Holder as ordinary interest income at the time it is accrued or is received in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes. Interest on the notes will constitute income from sources without the U.S. and will be "passive category income" for purposes of computing the foreign tax credit allowable under the U.S. federal income tax laws. The rules governing the foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of the credit under their particular circumstances.

Sale, Retirement or Other Taxable Disposition of the Notes

        A U.S. Holder will recognize a gain or loss on the sale, retirement or other taxable disposition of a note equal to the difference between the amount realized on the sale or retirement (except to the extent of accrued and unpaid interest, which will be taxable as ordinary interest income) and the U.S. Holder's tax basis in the note (generally, the price the U.S. Holder paid for the note). As a general rule, such gain or loss recognized on the sale or retirement of a note will be capital gain or loss and will be long-term capital gain or loss if the note was held for more than one year. Such income or loss will generally constitute income or loss from sources within the U.S. for purposes of computing the foreign tax credit allowable under the U.S. federal income tax laws.

        For non-corporate U.S. Holders, including individuals, long-term capital gains generally are taxed at a lower rate than ordinary income. The deductibility of capital losses is subject to limitations.

Backup Withholding and Reporting Obligations

        A U.S. Holder may be subject to backup withholding (currently at a rate of 24%) with respect to payments of interest made on the note, or the proceeds of a sale, exchange or retirement of the note, unless such U.S. Holder (a) qualifies under one of several exemptions, one of which covers most corporations, and, when required, certifies to this fact or (b) provides a correct U.S. taxpayer identification number ("TIN"), certifies, under penalties of perjury, that such U.S. Holder is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and any amount withheld will be credited against a U.S. Holder's U.S. federal income tax liability or refunded to the extent it exceeds such liability, provided the required information is timely furnished to the IRS. You are urged to consult your tax advisor regarding the application of backup withholding, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

Tax Return Disclosure Requirements

        Certain U.S. Holders that hold "specified foreign financial assets" are generally required to attach to their annual returns a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets (and can be subject to substantial penalties for failure to file). The definition of "specified foreign financial assets" includes not only a financial account maintained by a foreign financial institution, such as a financial account in which notes are held, but also, if held for investment and not held in an account maintained by a financial institution, any securities issued by a

non-U.S. person, such as the notes. You may be subject to these reporting requirements with respect to your notes or the account in which your notes are held unless your notes are held in an account at a domestic financial institution. You are urged to consult your own tax advisors regarding the possible reporting requirements with respect to your investment in the notes and the penalties for non-compliance.

Additional Tax on Passive Income

        Certain U.S. Holders that are individuals, estates or trusts, and whose income exceeds certain thresholds, are required to pay an additional 3.8% tax on their "net investment income" (or in the case of an estate or trust, "undistributed net investment income"), which includes, among other items, interest income and capital gains from the sale or other disposition of a note, subject to certain limitations and exceptions. You are urged to consult your own tax advisor regarding the effect, if any, of this tax on your ownership and disposition of the notes.

        The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder's particular situation. U.S. Holders should consult their tax advisors regarding the tax consequences to them of the purchase, ownership and disposition of the notes, including the tax consequences under state, local, non-U.S. and other tax laws.

Certain Canadian Income Tax Considerations

        In the opinion of Blake, Cassels & Graydon LLP, Canadian counsel to the Corporation, the following is a summary of the material Canadian federal income tax considerations generally applicable, as of the date of this prospectus supplement, to the acquisition, holding, disposition and redemption of the notes. The summary only addresses the tax consequences to purchasers who acquire the notes on their original issue pursuant to this prospectus supplement and who, at all relevant times and for the purposes of the Income Tax Act (Canada) (the "Canada Tax Act"): (i) are not resident (and are not deemed to be resident) in Canada; (ii) do not use or hold and are not deemed to use or hold the notes in, or in the course of, carrying on business in Canada; (iii) deal at arm's length with the Corporation, the underwriters and with any other transferee resident (or deemed to be resident) in Canada to whom the purchaser assigns or otherwise transfers the notes; and (iv) are not a "specified non-resident shareholder" of the Corporation and deal at arm's length with "specified shareholders" of the Corporation within the meaning of subsection 18(5) of the Canada Tax Act; and (v) are entitled to receive all payments made in respect of the notes (including all principal and interest) ("Non-Resident Holders"). Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not disclosed in this summary, and such purchasers should obtain independent advice as to the tax consequences of acquiring, holding and disposing of the notes.

        This summary is based upon the facts set out in this prospectus supplement, the current provisions of the Canada Tax Act and the regulations thereunder, all specific proposals (the "Tax Proposals") to amend the Canada Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and the understanding of Blake, Cassels & Graydon LLP of the current administrative and assessing policies and practices of the Canada Revenue Agency published in writing by and prior to the date hereof. This summary is not exhaustive of all possible Canadian federal income tax considerations and assumes that the Tax Proposals will be enacted as currently proposed, but does not otherwise take into account or anticipate any changes in law or in the assessment and administrative practices of the Canada Revenue Agency, whether by legislative, governmental or judicial action, and does not take into account tax legislation or considerations of any province or territory of Canada or any non-Canadian jurisdiction.

        Under the Canada Tax Act, no Canadian tax will be required to be deducted or withheld from amounts paid or credited or deemed by the Canada Tax Act to be paid or credited to a Non-Resident Holder by the Corporation as, on account or in lieu of payment of, or in satisfaction of interest or principal on the notes. A Non-Resident Holder who transfers a note to a person who, for purposes of the Tax Act, is or is deemed to be resident in Canada and with whom the Non-Resident Holder does not deal at arm's length may be liable for Canadian withholding tax in respect of deemed interest on the transfer. A Non-Resident Holder considering such a transfer should consult its own tax advisor regarding the tax consequences to the Non-Resident Holder of such a transfer.

        A Non-Resident Holder who disposes of a note (including on a redemption, repayment on or prior to maturity, or repurchase) will not be subject to tax in Canada with respect to any capital gain realized on the disposition of the note.

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Prospective Non-Resident Holders should consult their own Canadian tax advisers with respect to the Canadian income tax consequences of purchasing notes pursuant to this offering.

 UNDERWRITING

        Subject to the terms and conditions of the underwriting agreement, dated October     , 2018 among us and the underwriters named below, through their representatives J.P. Morgan Securities LLC and Deutsche Bank Securities Inc., we have agreed to sell and the underwriters have severally agreed to purchase from us, the following respective principal amounts of each series of notes listed opposite their names below:

Underwriters	Principal Amount of 2029 Notes	Principal Amount of 2049 Notes
J.P. Morgan Securities LLC	U.S.$	U.S.$
Deutsche Bank Securities Inc.
Total	U.S.$	U.S.$

        The terms of the offering were established through negotiations between us and the underwriters.

        The underwriting agreement provides that the obligations of the several underwriters to purchase the notes offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the notes offered by this prospectus supplement if any of these notes are purchased.

        The obligations of the underwriters under the underwriting agreement may be terminated at their discretion, subject to certain conditions, following a suspension of trading on certain stock exchanges, a banking moratorium, an outbreak or escalation of hostilities or a declaration by the United States or Canada of a national emergency or war, or other calamity or crisis affecting financial markets such as to make it, in the sole judgment of J.P. Morgan Securities LLC and Deutsche Bank Securities Inc., impractical or inadvisable to proceed with the offering or delivery of the notes as contemplated by this prospectus supplement and the accompanying prospectus, and upon the occurrence of certain stated events.

        We have been advised by the representatives of the underwriters that the underwriters propose to offer each series of notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at a price that represents a concession not in excess of            % of the principal amount of the 2029 Notes and            % of the principal amount of the 2049 Notes. The underwriters may allow, and these dealers may re-allow, a concession of not more than            % of the principal amount of the 2029 Notes and             % of the principal amount of the 2049 Notes to

other dealers. After the initial public offering, the representatives of the underwriters may change the offering prices and other selling terms. Thus, the prices paid for notes may vary from purchaser to purchaser and may vary during the period of distribution. The compensation realized by the underwriters will be either increased or decreased by the amount that the aggregate price paid by purchasers of the notes differs from the gross proceeds paid to us by the underwriters.

        We estimate that our share of the total expenses of this offering, excluding underwriting commissions, will be approximately U.S.$            .

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

        The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority without the prior specific written approval of the account holder.

        Each series of the notes is a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for any series of the notes or that an active public market for the notes will develop. If an active public trading market for any series of the notes does not develop, the market price and liquidity of such notes may be adversely affected.

        In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

        Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in the offering. The underwriters may close out any short position by purchasing notes in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes of a series in the open market prior to the completion of the offering.

        Stabilizing transactions consist of various bids for or purchases of the notes of a series made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting commission received by it because the representatives of the underwriters have repurchased notes of a series sold by or for the account of that underwriter in stabilizing or short covering transactions.

        Purchases to cover short positions and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of the notes of a series. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the notes of a series.

        As a result, the price of the notes of a series may be higher than the price that might otherwise exist in the open market. These transactions may be effected in the over-the-counter market or otherwise.

        Certain of the underwriters and their respective affiliates have, from time to time, performed, and in the future may perform, commercial and investment banking and advisory services for us for which they have received or will receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

        Under applicable securities legislation in the Province of Alberta, we may be considered to be a connected issuer of J.P. Morgan Securities LLC and Deutsche Bank Securities Inc., each of which is, directly or indirectly, a subsidiary or affiliate of a bank or other financial institution which is a lender (collectively, the "Lenders") to us or our affiliates under certain unsecured credit facilities (collectively, the "Facilities"). The Facilities consist of the following committed syndicated facilities: our $3.0 billion amended and restated credit agreement; our U.S.$2.0 billion credit agreement; a Columbia Pipeline Group, Inc. U.S. $1.0 billion credit agreement; a TransCanada PipeLine USA Ltd. U.S.$1.0 billion credit agreement; a TransCanada American Investments Ltd. U.S.$0.5 billion credit agreement; a TC PipeLines U.S.$500 million amended and restated revolving credit agreement; a TC PipeLines U.S.$500 million term loan agreement; a Northern Border Pipeline Company U.S.$200 million revolving amended and restated credit agreement; and a U.S.$125 million Portland Natural Gas Transmission System revolving credit facility, each as amended. As of October 10, 2018, we had approximately U.S.$1.174 billion outstanding under the Facilities. As of the date hereof, we and our affiliates are in material compliance with all material terms of the agreements governing the Facilities and none of the Lenders has waived any material breach by us or our affiliates of those agreements since the Facilities were established. Our financial position on a consolidated basis has not changed substantially and adversely since the indebtedness under the Facilities was incurred. None of the Lenders has been or will be involved in the decision to offer the notes and none has been or will be involved in the determination of the terms of any distribution of the notes.

        As a consequence of their participation in the offering, the underwriters will be entitled to share in the underwriting commissions relating to the offering of the notes. The decision to distribute the notes hereunder and the determination of the terms of this offering were made through negotiations between us and the underwriters. We may have outstanding short term indebtedness owing to certain of the underwriters and affiliates of such underwriters, a portion of which we may repay with the net proceeds of the offering. See "Use of Proceeds". As a result, one or more of such underwriters or their affiliates may receive more than 5% of the net proceeds from the offering of the notes in the form of the repayment of such indebtedness. Accordingly, the offering of the notes is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority, Inc. Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, because the conditions of Rule 5121(a)(1)(C) are satisfied.

        The notes will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory in Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any notes purchased by it in Canada or to residents of Canada, and that any selling agreement or similar agreement with respect to the notes will require each dealer or other party thereto to make an agreement to the same effect.

Notice to Prospective Investors in the European Economic Area

        The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, "MiFID II"); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the "Prospectus Directive"). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the "PRIIPs Regulation") for offering or selling the notes or otherwise making them available to retail investors in the European Economic Area has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the European Economic Area may be unlawful under the PRIIPS Regulation.

        Each Underwriter has represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes to any retail investor in the European Economic Area. For the purposes of this provision:

  (a)
  the expression "retail investor" means a person who is one (or more) of the following: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II, (ii) a customer within the meaning of Directive 2002/92/EC (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II or (iii) not a qualified investor as defined in the Prospectus Directive, and

  (b)
  the expression "offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as such expression may be varied in a relevant member state of the European Economic Area by any measure implementing the Prospectus Directive in that member state.

        The sellers of the notes have not authorized and do not authorize the making of any offer of the notes through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the notes as contemplated in this prospectus supplement.

        Accordingly, no purchaser of the notes, other than the underwriters, is authorized to make any further offer of the notes on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

        This prospectus supplement and the accompanying prospectus and any other material in relation to the notes described herein are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive and Section 86(7) of the United Kingdom Financial Services and Markets Act 2000 (as amended, the "FSMA") that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The notes are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such notes will be engaged only with, relevant persons.

        This prospectus supplement, the accompanying prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

        No invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the notes may be communicated or caused to be communicated except in circumstances in which Section 21(1) of the FSMA does not apply to us or the underwriters. In addition, all applicable provisions of the FSMA must be complied with in relation to anything done to the notes in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

        This document is not intended to constitute an offer or solicitation to purchase or invest in the securities described herein. The securities may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering, nor the Company nor the securities have been or will be filed with or approved by any Swiss regulatory authority. The securities are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA ("FINMA"), and investors in the securities will not benefit from protection or supervision by such authority.

Notice to Prospective Investors in Hong Kong

        Each Underwriter (i) has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any notes other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the "SFO") and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and (ii) has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the SFO and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

        The notes have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the notes nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any "resident" of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has not offered or sold any notes or caused such notes to be made the subject of an invitation for subscription or purchase and will not offer or sell such notes or cause such notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such notes, whether directly or indirectly, to persons in Singapore other than:

  (a)
  to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"),

  (b)
  to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or

  (c)
  otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  a.
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  b.
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Debentures pursuant to an offer made under Section 275 of the SFA, except:

  i.
  to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), or to any person arising from an offer referred to in Section 275(1A), or Section 276(4)(i)(B) of the SFA;

  ii.
  where no consideration is or will be given for the transfer;

  iii.
  where the transfer is by operation of law;

  iv.
  as specified in Section 276(7) of the SFA; or

  v.
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

        Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the "SFA"), the Corporation has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the notes are "prescribed capital markets products" (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

LEGAL MATTERS

        Certain matters will be passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta and by Mayer Brown LLP, Chicago, Illinois. The statements under "Certain Income Tax Considerations—Certain Canadian Income Tax Considerations" are set forth herein in reliance upon the opinion of Blake, Cassels & Graydon LLP. The statements under "Certain Income Tax Considerations—Certain U.S. Federal Income Tax Considerations" are set forth herein in reliance upon the opinion of Mayer Brown LLP. As to matters of Canadian law, Mayer Brown LLP will rely upon the opinion of Blake, Cassels & Graydon LLP. In addition, certain legal matters in connection with the offering will be passed upon for the underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP, Toronto, Ontario and New York, New York.

EXPERTS

        The consolidated financial statements of the Corporation as at December 31, 2017 and 2016 and for each of the years in the three-year period ended December 31, 2017, have been incorporated by reference in the prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference in the prospectus and in the registration statement, and upon the authority of said firm as experts in accounting and auditing.

INTEREST OF EXPERTS

        As at the date of this prospectus supplement, the partners and associates of Blake, Cassels & Graydon LLP, as a group, and the partners and associates of Mayer Brown LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation or of TCC. In connection with the audit of the Corporation's annual financial statements for the year ended December 31, 2017, KPMG LLP confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants under all relevant U.S. professional and regulatory standards.

Base Shelf Prospectus

TRANSCANADA PIPELINES LIMITED

US$6,000,000,000

Debt Securities

        TransCanada PipeLines Limited ("TCPL" or the "Corporation") may from time to time offer and issue unsecured debt securities (the "debt securities") up to an aggregate initial offering price of US$6,000,000,000 or the equivalent in other currencies, based on the applicable exchange rate at the time of offering, as shall be designated by the Corporation at the time of offering.

        The specific terms of any offering of debt securities will be set forth in one or more shelf prospectus supplements (each, a "Prospectus Supplement") including, where applicable, the specific designation of the debt securities, any limit on the aggregate principal amount of the debt securities, the currency, the maturity, the offering price, whether payment on the debt securities will be senior or subordinated to the Corporation's other liabilities and obligations, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, any terms of redemption, any conversion or exchange rights and any other specific terms. A Prospectus Supplement may include other specific terms pertaining to the debt securities generally, or to any particular debt securities, that are not prohibited by the parameters set forth in this prospectus.

        All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this prospectus. Each Prospectus Supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the debt securities to which such Prospectus Supplement pertains.

        TCPL may sell the debt securities to or through underwriters or dealers purchasing as principals and may also sell the debt securities to one or more purchasers directly or through agents. See "Plan of Distribution". The Prospectus Supplement relating to a particular offering of debt securities will identify each underwriter, dealer or agent, as the case may be, engaged by TCPL in connection with the offering and sale of the debt securities, and will set forth the terms of the offering of such debt securities, including the method of distribution of such debt securities, the proceeds to TCPL and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. The debt securities will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada. Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of debt securities will be a new issue of debt securities with no established trading market. The debt securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the debt securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution. If debt securities are offered on a non-fixed price basis, the underwriters', dealers' or agents' compensation will be increased or decreased by the amount by which the aggregate price paid for the debt securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to TCPL. See "Plan of Distribution".

        In connection with any offering of debt securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the debt securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution."

        TCPL's head office and registered office is located at 450—1st Street S.W., Calgary, Alberta, Canada, T2P 5H1.

        There is no market through which the debt securities may be sold and purchasers may not be able to resell debt securities purchased under this prospectus. This may affect the pricing of these debt securities in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, and the extent of issuer regulation. See "Risk Factors" as well as the "Risk Factors" section of the applicable Prospectus Supplement.

        We are permitted, as a Canadian issuer, under the multi-jurisdictional disclosure system adopted by the United States ("U.S."), to prepare this prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the U.S.

        You should be aware that the acquisition of the debt securities described herein may have tax consequences both in the U.S. and in Canada. Such tax consequences for investors who are residents in, or citizens of, the U.S. may not be described fully herein or in any applicable Prospectus Supplement. You should read the tax discussion in any applicable Prospectus Supplement, however, this prospectus or any applicable Prospectus Supplement may not fully describe these tax consequences.

        Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, that some or all of our officers and directors may be residents of Canada, that some or all of the experts named in the registration statement may be residents of Canada and that all or a substantial portion of our assets and said persons are located outside the U.S.

        Stéphan Crétier, John E. Lowe, Paula R. Reynolds, Mary Pat Salomone and Thierry Vandal are directors of the Corporation who reside outside of Canada and each of these directors has appointed TransCanada PipeLines Limited as agent for service of process at 450—1st Street, S.W., Calgary, AB T2P 5H1. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

        These debt securities have not been approved or disapproved by the United States Securities and Exchange Commission (the "SEC") or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        Our earnings coverage ratios for the 12-month period ended December 31, 2015 are less than one-to-one. See "Earnings Coverage".

The date of this prospectus is December 8, 2017

FORWARD-LOOKING INFORMATION

        This prospectus and the documents incorporated by reference herein include "forward-looking information" and "forward-looking statements" (collectively, "forward-looking information") within the meaning of securities laws, including the "safe harbour" provisions of the Securities Act (Alberta), the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"). The words "anticipate", "expect", "believe", "may", "will", "should", "estimate", "project", "outlook", "forecast", "intend", "target", "plan" or similar words are used to identify such forward-looking information. Forward-looking information in this prospectus and in the documents incorporated by reference herein is intended to provide potential investors with information regarding us, including management's assessment of our future plans and financial outlook. Forward-looking information in this prospectus includes statements under the headings "Use of Proceeds" and "Plan of Distribution". Forward looking information in this prospectus and the documents incorporated by reference herein may include, but is not limited to, statements regarding:

  •
  planned changes in our business including the divestiture of assets;

  •
  our financial and operational performance, including the performance of our subsidiaries;

  •
  expectations or projections about strategies and goals for growth and expansion;

  •
  expected cash flows and future financing options available to us;

  •
  expected dividend growth;

  •
  expected costs for planned projects, including projects under construction, permitting and development;

  •
  expected schedules for planned projects (including anticipated construction and completion dates);

  •
  expected regulatory processes and outcomes;

  •
  expected impact of regulatory outcomes;

  •
  expected outcomes with respect to legal proceedings, including arbitration and insurance claims;

  •
  expected capital expenditures and contractual obligations;

  •
  expected operating and financial results;

  •
  expected impact of future accounting changes, commitments and contingent liabilities; and

  •
  expected industry, market and economic conditions.

        This forward-looking information reflects our beliefs and assumptions based on information available to us at the time the information was stated and, as such, is not a guarantee of future performance. By its nature, forward looking information is subject to various assumptions, risks and uncertainties which could cause our actual results and achievements to differ materially from the anticipated results or expectations expressed or implied in such information.

        Key assumptions on which our forward-looking information is based include, but are not limited to, assumptions about:

  •
  inflation rates, commodity prices and capacity prices;

  •
  nature and scope of hedging;

  •
  regulatory decisions and outcomes;

  •
  foreign exchange rates

  •
  interest rates;

  •
  tax rates;

  •
  planned and unplanned outages and the use of our pipeline and energy assets;

  •
  integrity and reliability of our assets;

  •
  access to capital markets; and

  •
  anticipated construction costs, schedules and completion dates.

        The risks and uncertainties that could cause actual results or events to differ materially from current expectations include, but are not limited to:

  •
  our ability to successfully implement our strategic priorities and whether they will yield the expected benefits;

  •
  the operating performance of our pipeline and energy assets;

  •
  amount of capacity sold and rates achieved in our pipeline businesses;

  •
  the availability and price of energy commodities;

  •
  the amount of capacity payments and revenues we receive from our energy business;

  •
  regulatory decisions and outcomes;

  •
  outcomes of legal proceedings, including arbitration and insurance claims;

  •
  performance and credit risk of our counterparties;

  •
  changes in market commodity prices;

  •
  changes in the political environment;

  •
  changes in environmental and other laws and regulations;

  •
  competitive factors in the pipeline and energy sectors;

  •
  construction and completion of capital projects;

  •
  costs for labor, equipment and materials;

  •
  access to capital markets;

  •
  interest, tax and foreign exchange rates;

  •
  weather;

  •
  cyber security;

  •
  technological developments; and

  •
  economic conditions in North America as well as globally.

        Additional information on these and other factors is discussed in this prospectus and the documents incorporated by reference herein including in the 2016 MD&A (as defined herein) under the headings "Natural Gas Pipelines—Business Risks", "Liquids Pipelines—Business Risks", "Energy—Business Risks" and "Other Information—Risks and Risk Management", in the Interim MD&A (as defined herein) under the heading "Financial Risks and Financial Instruments" and in Schedule A to the BAR (as defined herein), as may be modified or superseded by other subsequently filed documents that are also incorporated or deemed to be incorporated by reference in this prospectus.

        Readers are cautioned against placing undue reliance on forward-looking information, which is given as of the date it is expressed in this prospectus or otherwise, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. We undertake no obligation to publicly update or revise any forward-looking information in this prospectus or otherwise, whether as a result of new information, future events or otherwise, except as required by law.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this prospectus from documents filed with the Alberta Securities Commission and with the SEC in the U.S.

        The following documents which were filed by us with the Alberta Securities Commission and the SEC are incorporated by reference in this prospectus:

  (a)
  audited comparative consolidated financial statements as at December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016, the notes thereto, and the auditors' report thereon;

  (b)
  management's discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2016 (the "2016 MD&A");

  (c)
  unaudited interim comparative condensed consolidated financial statements as at September 30, 2017 and for the three and nine month periods ended September 30, 2017 and 2016 and the notes thereto;

  (d)
  management's discussion and analysis of financial condition and results of operations as at and for the three and nine month periods ended September 30, 2017 and 2016 (the "Interim MD&A" and together with the 2016 MD&A, the "MD&A");

  (e)
  annual information form for the year ended December 31, 2016, dated March 15, 2017 (the "Annual Information Form"); and

  (f)
  the business acquisition report dated July 22, 2016 relating to the acquisition of Columbia Pipeline Group Inc. (the "BAR" and "Columbia", respectively).

        Any documents of the type referred to above, including all annual information forms, all information circulars, all annual and interim financial statements and management's discussion and analysis relating thereto, all material change reports (excluding confidential material change reports), press releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, and any business acquisition reports, as well as all Prospectus Supplements disclosing additional or updated information subsequently filed by us with the Alberta Securities Commission after the date of this prospectus and prior to the date on which this prospectus ceases to be effective shall be deemed to be incorporated by reference into this prospectus. These documents will be available through the internet on the System for Electronic Document Analysis and Retrieval ("SEDAR"), which can be accessed at www.sedar.com. In addition, any similar documents filed by us with the SEC in our periodic reports on Form 6-K or annual reports on Form 40-F, and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this prospectus, shall be deemed to be incorporated by reference into the registration statement of which this prospectus forms a part, if and to the extent expressly provided in such reports. Our periodic reports on Form 6-K and our annual reports on Form 40-F are available on the SEC's Electronic Data Gathering and Retrieval ("EDGAR") system web site at www.sec.gov.

        Any statement contained in this prospectus or in a document incorporated, or deemed to be incorporated, by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus, except as so modified or superseded.

        Upon a new annual information form and the related annual audited comparative consolidated financial statements and accompanying management's discussion and analysis being filed by the Corporation with the Alberta Securities Commission during the term of this prospectus, the previous annual information form, the previous annual audited comparative consolidated financial statements and accompanying management's discussion and analysis, all interim comparative consolidated financial statements and accompanying management's discussion and analysis, all material change reports and all business acquisition reports filed by the Corporation prior to the commencement of the financial year of the Corporation in which the new annual information form and the related annual audited comparative consolidated financial statements and accompanying management's discussion and analysis are filed shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of debt securities hereunder. Upon interim comparative consolidated financial statements and accompanying management's discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the term of this prospectus, all interim comparative consolidated financial statements and accompanying management's discussion and analysis filed prior to the filing of the new interim comparative consolidated financial statements shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of debt securities hereunder.

        A prospectus supplement containing the specific variable terms of an offering of debt securities will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such supplement solely for the purposes of the offering of debt securities thereunder.

        We will provide without charge to each person to whom this prospectus is delivered, including any beneficial owner, upon written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to TransCanada PipeLines Limited, 450—1st Street S.W., Calgary, Alberta, Canada, T2P 5H1, Attention: Corporate Secretary, telephone number (403) 920-2000.

        You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable Prospectus Supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. The Corporation is not making an offer of these debt securities in any jurisdiction where the offer is not permitted by law.

 ABOUT THIS PROSPECTUS

        In this prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References to "dollars" or "$" are to lawful currency of Canada, and references to "U.S. dollars" or "US$" are to lawful currency of the United States.

        Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus has been prepared in accordance with U.S. GAAP.

        One or more Prospectus Supplements containing the specific terms of an offering of debt securities will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such Prospectus Supplement solely for the purposes of offering debt securities thereunder.

        Except on the cover page and under "Description of Debt Securities", and unless the context otherwise requires, all references in this prospectus and any Prospectus Supplement to "we", "us", "our", "TCPL" or the "Corporation" mean TransCanada PipeLines Limited and its subsidiaries, partnership interests and joint venture investments.

WHERE TO FIND MORE INFORMATION

        We have filed with the SEC, under the Securities Act, a registration statement on Form F-10 relating to the debt securities. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a complete description of the matter involved. Under the registration statement, we may, from time to time, sell any combination of the debt securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$6,000,000,000. Each time we sell debt securities under the registration statement, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this prospectus.

        We file annual and quarterly financial information and material change reports, business acquisition reports and other material with the Alberta Securities Commission and with the SEC. Under the multijurisdictional disclosure system adopted by the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the U.S. You may read and download any public document that the Corporation has filed with the Alberta Securities Commission on SEDAR at www.sedar.com. You may read and copy any document that we have filed with the SEC at the SEC's public reference room in Washington D.C., and may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Additionally, you may read and download some of the documents that we have filed on EDGAR at www.sec.gov.

THE CORPORATION

        TCPL operates in three core businesses—Natural Gas Pipelines, Liquids Pipelines and Energy which are comprised of the following segments: Canadian Natural Gas Pipelines, U.S. Natural Gas Pipelines, Mexico Natural Gas Pipelines, Liquids Pipelines and Energy. We also have a non-operational Corporate segment consisting of corporate and administrative functions that provide governance and other support to our operational business segments.

        TCPL's principal subsidiaries as of December 31, 2016 are indicated in the diagram under the heading "TransCanada PipeLines Limited—Intercorporate Relationships" in the Annual Information Form. All of the outstanding common shares of TCPL are owned by TransCanada Corporation. As described in the Annual Information Form and the BAR, on July 1, 2016, TCPL indirectly acquired all of the outstanding shares of Columbia.

CONSOLIDATED CAPITALIZATION

        Other than issuances on November 17, 2017 of: (1) U.S.$550,000,000 million aggregate principal amount of floating rate senior notes due 2019 (the "November 2017 Floating Rate Notes"); and (2) U.S.$700,000,000 million aggregate principal amount of 2.125% senior notes due 2019 (the "November 2017 2.125% Senior Notes" and collectively with the November 2017 Floating Rate Notes, the "November 2017 Notes"), and the repayment by TCPL on November 9, 2017 of approximately U.S.$1 billion of senior unsecured notes of the Corporation (the "November Notes Repayment"), there have been no material changes in the share and loan capital of the Corporation on a consolidated basis since September 30, 2017.

USE OF PROCEEDS

        Unless otherwise specified in an applicable Prospectus Supplement, we intend to use the net proceeds from the sale of debt securities to reduce or repay indebtedness and/or to, directly or indirectly, finance the Corporation's long-term investment program. Specific information about the use of net proceeds will be set forth in the applicable Prospectus Supplement. The Corporation may invest funds that it does not immediately require in short-term marketable investment grade securities. The Corporation may, from time to time, issue debt securities other than pursuant to this prospectus.

EARNINGS COVERAGE

Period Ended December 31, 2015

        The following financial ratios have been calculated on a consolidated basis for the 12-month period ended December 31, 2015 and are based on audited and unaudited financial information. The following financial ratios give pro forma effect to the acquisition of Columbia (the "Acquisition") on the same basis as in the unaudited pro forma condensed consolidated statement of income of the Corporation for the year ended December 31, 2015 included as Schedule D to the BAR, the issuance of and related use of proceeds of the following: U.S.$400 million principal amount of 3.125% senior notes due 2019, on January 27, 2016 (the "January 2016 3.125% Senior Notes"), U.S.$850 million principal amount of 4.875% senior notes due 2026, on January 27, 2016 (the "January 2016 4.875% Senior Notes" and, collectively with the January 2016 3.125% Senior Notes, the "January 2016 Notes"), $300 million principal amount of 3.69% medium term notes due 2023, on June 6, 2016 (the "June 2016 3.69% Notes"), $700 million principal amount of 4.35% medium term notes due 2046, on June 6, 2016 (the "June 2016 4.35% Notes" and, collectively with the June 2016 3.69% Notes, the "June 2016 Notes"), U.S.$1.2 billion principal amount of 6.125% (reset quarterly starting August 11, 2026) subordinated notes due 2076, on August 15, 2016 (the "2016 TCPL Sub Notes"), U.S.$1.5 billion principal amount of 5.55% (reset quarterly starting March 15, 2027) subordinated notes due 2077, on March 2, 2017 (the "2017 TCPL Sub Notes—Series A"), $1.5 billion principal amount of 4.90% (reset quarterly starting May 18, 2027) subordinated notes due 2077, on May 18, 2017 (the "2017 TCPL Sub Notes—Series B"), $500 million principal amount of 3.90% senior notes by TC Pipelines, LP due 2027, on May 25, 2017 (the "TCLP Senior Notes"), $300 million principal amount of 3.39% medium term notes due 2028, on September 15, 2017 (the "September 2017 3.39% Notes"), $700 million principal amount of 4.33% medium term notes due 2047, on September 15, 2017 (the "September 2017 4.33% Notes" and, collectively with the September 2017 3.39% Notes, the "September 2017 Notes"), the November Notes Repayment and the November 2017 Notes (such adjustments, collectively the "Post-December 31, 2015 Adjustments"). Adjustments for other normal course issuances and repayments of long-term debt subsequent to December 31, 2015, would not materially affect the ratios and, as a result, have not been made.

	Giving Pro Forma effect to the Acquisition December 31, 2015
Earnings coverage on long-term debt and current liabilities	0.4 times	(1)
Supplemental coverage ratio: earnings coverage on long-term debt, current liabilities excluding non-cash impairment charges for Keystone XL and related projects	1.9 times	(2)(3)

(1)
The dollar amount of the numerator for this earnings coverage ratio that would be required to achieve a ratio of one-to-one is $2.421 billion. TCPL's interest requirements for the 12 months ended December 31, 2015 after giving pro forma effect to the Acquisition and the Post-December 31, 2015 Adjustments amounted to approximately $2.421 billion. TCPL's earnings before interest expense and income tax for the 12-month period ended December 31, 2015 were approximately $0.895 billion, which is 0.4 times such pro forma interest requirements for the period.

(2)
Excludes the non-cash impairment charges for Keystone XL and related projects of $3.686 billion (pre tax). This supplemental coverage ratio is therefore based on a financial measure that is a non-GAAP financial measure and does not have the standardized meaning of "earnings" as prescribed by Form 44-101F1—Short Form Prospectus ("44-101F1") and therefore may not be comparable to similar measures presented by other entities. This measure should not be construed as an alternative to the prescribed ratios based off of "earnings" as defined in 44-101F1.

(3)
TCPL's interest requirements for the 12 months ended December 31, 2015 after giving pro forma effect to the Acquisition and the Post-December 31, 2015 Adjustments amounted to approximately $2.421 billion. TCPL's earnings before interest expense and income tax for the 12-month period ended December 31, 2015, excluding the non-cash impairment charges for Keystone XL and related projects, were approximately $4.581 billion, which is 1.9 times such pro forma interest requirements for the period.

Period ended March 31, 2016

        The following financial ratios have been calculated on a consolidated basis for the 3-month period ended March 31, 2016 and are based on unaudited financial information. The following financial ratios give pro forma effect to the Acquisition on the same basis as in the unaudited pro forma condensed consolidated statement of income of the Corporation for the three months ended March 31, 2016 included as Schedule D to the BAR, the issuance and related use of proceeds of the June 2016 Notes, the 2016 TCPL Sub Notes, the 2017 TCPL Sub Notes—Series A, the 2017 TCPL Sub Notes—Series B, the TCLP Senior Notes, the September 2017 Notes, the November Notes Repayment and the November 2017 Notes (the "Post-March 31, 2016 Adjustments"). Adjustments for other normal course issuances and repayments of long-term debt subsequent to March 31, 2016 would not materially affect the ratios and, as a result, have not been made.

Giving Pro Forma effect to the Acquisition March 31, 2016
Earnings coverage on long-term debt and current liabilities	1.7 times	(1)

(1)
TCPL's interest requirements for the 3 months ended March 31, 2016 after giving pro forma effect to the Acquisition and the Post-March 31, 2016 Adjustments amounted to approximately

  $0.571 billion. TCPL's earnings before interest expense and income tax for the 3-month period ended March 31, 2016 were approximately $0.948 billion, which is 1.7 times such pro forma interest requirements for the period.

Period Ended December 31, 2016

        The following financial ratios for TCPL have been calculated on a consolidated basis for the 12-month period ended December 31, 2016 and are based on unaudited and audited financial information. The following financial ratios give pro forma effect to the repayment of U.S.$3.7 billion under the acquisition bridge facilities that were used to partially finance the Acquisition (the "Acquisition Credit Facilities"), the 2017 TCPL Sub Notes—Series A, the 2017 TCPL Sub Notes—Series B, the TCLP Senior Notes, the September 2017 Notes, the November Notes Repayment and the November 2017 Notes (collectively, the "Post-December 31, 2016 Adjustments"). Adjustments for other normal course issuances and repayments of long-term debt subsequent to December 31, 2016 would not materially affect the ratios and, as a result, have not been made.

	December 31, 2016
Earnings coverage on long-term debt and current liabilities	1.1 times	(1)
Supplemental coverage ratio: earnings coverage on long-term debt and current liabilities excluding non-cash impairment charges for Ravenswood goodwill and Assets Held for Sale at December 31, 2016	1.9 times	(2)(3)

(1)
TCPL's interest requirements for the 12 months ended December 31, 2016 after giving pro forma effect to the Post-December 31, 2016 Adjustments amounted to approximately $2.403 billion. TCPL's earnings before interest expense and income tax for the 12-month period ended December 31, 2016 were approximately $2.541 billion, which is 1.1 times such pro forma interest requirements for the period.

(2)
Excludes the non-cash impairment charges for Ravenswood goodwill and Assets Held for Sale at December 31, 2016 of $1.914 billion (pre tax). This supplemental coverage ratio is therefore based on a financial measure that is a non-GAAP financial measure and does not have the standardized meaning of "earnings" as prescribed by 44-101F1 and therefore may not be comparable to similar measures presented by other entities. This measure should not be construed as an alternative to the prescribed ratios based off of "earnings" as defined in 44-101F1.

(3)
TCPL's interest requirements for the 12 months ended December 31, 2016 after giving pro forma effect to the Post-December 31, 2016 Adjustments amounted to approximately $2.403 billion. TCPL's earnings before interest expense and income tax for the 12-month period ended December 31, 2016, excluding the impairment charges for Ravenswood goodwill and Assets Held for Sale at December 31, 2016, were approximately $4.455 billion, which is 1.9 times such pro forma interest requirements for the period.

Period Ended September 30, 2017

        The following financial ratios for TCPL have been calculated on a consolidated basis for the 12-month period ended September 30, 2017 and are based on audited and unaudited financial information. The following financial ratios give pro forma effect to the November Notes Repayment and the November 2017 Notes (collectively, the "Post-September 30, 2017 Adjustments"). Adjustments

for other normal course issuances and repayments of long-term debt subsequent to September 30, 2017 would not materially affect the ratios and, as a result, have not been made.

	September 30, 2017
Earnings coverage on long-term debt and current liabilities	2.2 times	(1)
Supplemental coverage ratio: earnings coverage on long-term debt and current liabilities excluding non-cash impairment charges for Assets Held for Sale and the Gain on Sale of Assets	2.3 times	(2)(3)

(1)
TCPL's interest requirements for the 12 months ended September 30, 2017 after giving pro forma effect to the Post-September 30, 2017 Adjustments amounted to approximately $2.287 billion. TCPL's earnings before interest expense and income tax for the 12-month period ended September 30, 2017 were approximately $5.011 billion, which is 2.2 times such pro forma interest requirements for the period.

(2)
Excludes the non-cash impairment charges for Assets Held for Sale and the Gain on Sale of Assets of $0.36 billion (pre-tax). This supplemental coverage ratio is therefore based on a financial measure that is a non-GAAP financial measure and does not have the standardized meaning of "earnings" as prescribed by 44-101F1 and therefore may not be comparable to similar measures presented by other entities. This measure should not be construed as an alternative to the prescribed ratios based off of "earnings" as defined in 44-101F1.

(3)
TCPL's interest requirements for the 12 months ended September 30, 2017 after giving pro forma effect to the Post-September 30, 2017 Adjustments amounted to approximately $2.287 billion. TCPL's earnings before interest expense and income tax for the 12-month period ended September 30, 2017, excluding the impairment charges for Assets Held for Sale and the Gain on Sale of Assets, were approximately $5.371 billion, which is 2.3 times such pro forma interest requirements for the period.

DESCRIPTION OF DEBT SECURITIES

        As used in this section, the term "Corporation" means TransCanada PipeLines Limited, and does not include the subsidiaries of TransCanada PipeLines Limited through which particular business operations are conducted. The following description sets forth the general terms and provisions of the debt securities, with the exception of certain terms and provisions which may be omitted from this prospectus pursuant to National Instrument 44-102—Shelf Distributions. The Corporation will provide the particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below may apply to that series in the applicable Prospectus Supplement.

        Pursuant to this prospectus, the Corporation may offer debt securities that will rank pari passu, except as to sinking funds and claims preferred by operation of law, with all other unsecured and unsubordinated debt of the Corporation ("Unsubordinated Debt Securities") as well as debt securities that will be subordinate and junior in right of payment to all Senior Indebtedness (as defined below) of the Corporation ("Subordinated Debt Securities"). The debt securities will be issued, in the case of Unsubordinated Debt Securities, under the second amended and restated debt indenture, dated September 15, 2010, as supplemented or amended from time to time (the "Debt Indenture"), between the Corporation and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee, and, in the case of Subordinated Debt Securities, under the amended and restated subordinated debt indenture, dated November 30, 2000, as supplemented or amended from time to time (the "Subordinated Debt Indenture"), between the Corporation and Computershare Trust Company, N.A., as trustee. The Debt Indenture and the Subordinated Debt Indenture are sometimes hereinafter referred to individually as an "Indenture" and collectively as the "Indentures". The Bank of New York Mellon (formerly known as The Bank of New York) and Computershare Trust Company,

N.A. are hereinafter referred to individually as a "Trustee" and collectively as the "Trustees". The following summaries of certain provisions of the Indentures do not purport to be complete and such summaries are subject to, and qualified in their entirety by, the detailed provisions of the applicable Indenture to which reference is hereby made, including the definitions of certain terms used herein. Numerical references in parentheses below are to sections in the applicable Indenture. Wherever particular sections or defined terms of the applicable Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. For a more complete description, you should consult the Indentures. The Indentures have been filed as exhibits to the registration statement. Copies of the Indentures have also been filed on SEDAR. The Indentures are substantially identical, except for the provisions relating to subordination and certain covenants. See "Subordinated Debt" and "Certain Covenants of the Corporation". The debt securities offered by this prospectus and the related Prospectus Supplement are referred to herein as the "Offered Debt Securities".

General

        Neither of the Indentures limits the amount of the debt securities, debentures, notes or other evidences of indebtedness that may be issued by the Corporation or any of its subsidiaries under the Indentures or otherwise. The Corporation may, from time to time, issue debt instruments and incur additional indebtedness other than through the issuance of debt securities pursuant to this prospectus.

        The Indentures provide that debt securities may be created and issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. Special Canadian and U.S. federal income tax considerations applicable to any of the debt securities denominated in a currency other than U.S. dollars will be described in the Prospectus Supplement relating to any offering of debt securities denominated in a currency other than U.S. dollars. Unless otherwise indicated in a Prospectus Supplement, the debt securities will be unsecured obligations. The debt securities offered pursuant to this prospectus will be issued in an aggregate initial offering price of up to US$6,000,000,000 or the equivalent in other currencies. The Indentures also permit the Corporation to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount. Reference must be made to the Prospectus Supplement for specific terms of and information relating to the Offered Debt Securities (to the extent such terms are applicable to such debt securities) including the following:

  (1)
  classification as Unsubordinated Debt Securities or Subordinated Debt Securities, the specific designation, aggregate principal amount, purchase price and denominations, if other than US$1,000;

  (2)
  any date of maturity;

  (3)
  interest rate or rates (whether fixed or variable) at which the debt securities will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue;

  (4)
  the date or dates, or the method by which such date or dates will be determined or extended, on which principal of and premium and interest on the debt securities will be payable, if any;

  (5)
  the place or places, if any, other than or in addition to the Borough of Manhattan, The City of New York, where the principal of, premium, if any, and interest, if any, on the Offered Debt Securities will be payable;

  (6)
  any redemption, repayment or sinking fund provisions;

  (7)
  any applicable United States federal income tax consequences, including whether and under what circumstances the Corporation will pay additional amounts on Offered Debt Securities held by a person who is not a United States person in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Corporation will have the option to redeem such Offered Debt Securities rather than pay such additional amounts;

  (8)
  the portion of the principal amount of the Offered Debt Securities, if other than the principal amount thereof, payable upon acceleration of the maturity thereof;

  (9)
  if other than United States dollars, the Currency (as defined below) in which payment of the principal of or interest, if any, on the Offered Debt Securities shall be payable or in which the Offered Debt Securities shall be denominated and the particular provisions applicable thereto;

  (10)
  any index formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the debt securities;

  (11)
  if the debt securities may be issued bearing no interest or at a discount below their stated principal amount;

  (12)
  whether the debt securities will be issuable in the form of one or more global debt securities and, if so, the identity of the depository for the global debt securities;

  (13)
  whether and under what circumstances the debt securities will be convertible into or exchangeable for other securities of the Corporation or securities of other entities;

  (14)
  whether the principal of and interest, if any, on the Offered Debt Securities are to be payable in a Currency other than that in which such Offered Debt Securities are denominated or stated to be payable, and other information, including the method of calculating the applicable exchange rate, related thereto; and

  (15)
  any other specific terms, conditions, rights and preferences (or limitations on such rights or preferences) of the Offered Debt Securities, including any additional events of default or covenants provided for with respect to such debt securities, and any terms which may be required by or advisable under applicable laws or regulations.

        "Currency" means any currency or currencies, composite currency or currency unit or units, issued by the government of one or more countries or by any recognized confederation or association of such governments.

        Debt securities will bear interest at a fixed rate ("Fixed Rate Security") or a floating rate ("Floating Rate Security"). Debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate will be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any such discounted debt securities or to certain debt securities issued at par that are treated as having been issued at a discount for United States federal income tax purposes will be described in the relevant Prospectus Supplement.

        The Indentures provide that all accounting terms not specifically defined therein are to be construed in accordance with accounting principles as are generally accepted in Canada ("GAAP") at the time of computation.

Global Securities

        Unless otherwise indicated in an applicable Prospectus Supplement, the debt securities of a series may be issued in the form of one or more fully registered global debt securities ("Registered Global Security") that will be deposited with The Depository Trust Company (the "Depositary") or with a nominee for the Depositary identified in the Prospectus Supplement relating to such series. In such case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered debt securities of the series to be represented by such Registered Global Security or Securities. Unless and until it is exchanged for debt securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

        The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. The Corporation anticipates that the following provisions will apply to all depositary arrangements.

        Upon the issuance of a Registered Global Security, the Depositary for such Registered Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by such Registered Global Security to the accounts of persons that have accounts with such Depositary ("participants"). The accounts to be credited shall be designated by any underwriters, dealers or agents participating in the distribution of such debt securities. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Registered Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Registered Global Security (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).

        So long as the Depositary for a Registered Global Security, or its nominee, is the registered owner of such Registered Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such Registered Global Security for all purposes under the applicable Indenture. Except as set forth below, owners of beneficial interests in a Registered Global Security will not be entitled to have the debt securities represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of such debt securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture.

        Principal, premium, if any, and interest payments on debt securities represented by a Registered Global Security registered in the name of the Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Corporation, the Trustee or any paying agent for such debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        The Corporation expects that the Depositary for any debt securities represented by a Registered Global Security, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depositary. The Corporation also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names" and will be the responsibility of such participants. Under the terms of the Indentures, the Corporation and the Trustees will treat the persons in whose names the debt securities are registered as the owners of such debt securities for the purpose of receiving payments of principal, premium, if any, and interest on the debt securities and for all other purposes whatsoever. Therefore, neither the Corporation, the Trustees nor any paying agents has any direct responsibility or liability for the payment of principal, premium, if any, or interest on the debt securities to owners of beneficial interests in a Registered Global Security.

        If the Depositary for any debt securities represented by a Registered Global Security is at any time unwilling or unable to continue as the Depositary and a successor Depositary is not appointed by the Corporation within 90 days, the Corporation will issue such debt securities in definitive form in exchange for such Registered Global Security. In addition, the Corporation may at any time and in its sole discretion determine not to have any of the debt securities of a series represented by one or more Registered Global Securities and, in such event, will issue debt securities of such series in definitive form in exchange for the Registered Global Security or Registered Global Securities representing such debt securities. In either instance, an owner of a beneficial interest in a Registered Global Security will be entitled to have debt securities equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such debt securities in definitive form.

Unsubordinated Debt

        The Unsubordinated Debt Securities that will constitute part of the unsubordinated debt of the Corporation will be issued under the Debt Indenture and will rank pari passu with all other unsecured and unsubordinated debt of the Corporation except for claims preferred by operation of law.

Subordinated Debt

        The Subordinated Debt Securities that will constitute part of the subordinated debt of the Corporation will be issued under the Subordinated Debt Indenture and will be subordinate and junior in right of payment, to the extent and in the manner set forth in the Subordinated Debt Indenture, to all Senior Indebtedness of the Corporation. The Subordinated Debt Indenture defines "Senior Indebtedness" as obligations (other than non-recourse obligations, the Subordinated Debt Securities or any other obligations specifically designated as being subordinate in right of payment to Senior Indebtedness) of, or guaranteed or assumed by, the Corporation for borrowed money or evidenced by bonds, debentures, notes or other similar instruments, and amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligation, including, but not limited to, obligations of the Corporation under the Canadian Trust Indenture (as defined below). (Subordinated Debt Indenture, Section 1.1)

        In the event (a) of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings in respect of the Corporation or a substantial part of its property or (b) that (i) a default shall have occurred with respect to the payment of principal of (and premium, if any) or any interest on or other monetary amounts due and payable on any Senior Indebtedness or (ii) there shall have occurred an event of default (other than a default in the payment of principal (or premium, if any) or interest, or other monetary amounts due and payable) with respect to any Senior Indebtedness, as defined therein or in the instrument under which the same is outstanding, permitting the holder or holders thereof to accelerate the maturity thereof (with notice or lapse of time, or both) and such event of default shall have continued beyond the period of grace, if any, in respect thereof, and such default or event of default shall not have been cured or waived or shall not have ceased to exist, or (c) that the principal of and accrued interest on the Subordinated Debt Securities shall have been declared due and payable upon an Event of Default pursuant to Section 5.1 of the Subordinated Debt Indenture and such declaration shall not have been rescinded and annulled as provided therein, then in any such case the holders of all Senior Indebtedness shall first be entitled to receive payment of the full amount unpaid thereon, or provisions shall be made for such payment in money or money's worth, before the holders of any of the Subordinated Debt Securities are entitled to receive a payment on account of the principal of (and premium, if any) or any interest on the indebtedness evidenced by such Subordinated Debt Securities. (Subordinated Debt Indenture, Section 13.1) If this prospectus is being delivered in connection with a series of Subordinated Debt Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will set forth the approximate amount of Senior Indebtedness outstanding as of a recent date.

Certain Covenants of the Corporation

        Merger, Consolidation, Sale, Lease or Conveyance.    Each Indenture provides that the Corporation will not merge, amalgamate or consolidate with any other person and will not sell, lease or convey all or substantially all its assets to any person, unless the Corporation shall be the continuing corporation, or unless the successor corporation or person that acquires all or substantially all the assets of the Corporation shall expressly assume all of the covenants to be performed and conditions to be observed by the Corporation under the Indenture, and unless immediately after such merger, amalgamation, consolidation, sale, lease or conveyance, the Corporation, such person or such successor corporation shall not be in default in the performance of the covenants and conditions of such Indenture to be performed or observed by the Corporation. (Section 9.1)

        This covenant would not apply to a recapitalization transaction, a change of control of the Corporation, a transaction with management or management affiliates or a highly leveraged transaction unless such transactions or change of control were structured to include a merger, amalgamation or consolidation or sale, lease or conveyance of all or substantially all of the assets of the Corporation. Except as may be included in a supplemental indenture applicable to a specific series of debt securities and as may be described in a Prospectus Supplement applicable to such debt securities, there are no covenants or other provisions in the Indentures providing for a put or increased interest or otherwise that would afford holders of debt securities additional protection in the event of a recapitalization transaction, a change of control of the Corporation, a transaction with management or management affiliates or a highly leveraged transaction.

        Limitations on Liens, Ownership of Subsidiaries and Certain Other Transactions.    The Debt Indenture for the Unsubordinated Debt Securities provides that, so long as any Unsubordinated Debt Securities remain outstanding:

  (1)
  the Corporation will not, nor will it permit any Designated Subsidiary (as defined below) to, in any way encumber any of its assets to secure any obligations unless at the same time all Unsubordinated Debt Securities shall be secured equally and ratably with such obligations; provided that this covenant does not apply to nor operate to prevent, among other things (a) any security given in the ordinary course of business to any bank or banks to secure any Indebtedness (as defined below) payable on demand or maturing (including any right of extension or renewal) within 24 months after the date such Indebtedness is incurred or the date of any renewal or extension thereof, (b) the giving or assumption of security for any Purchase Money Obligation (as defined below), (c) certain permitted liens specified in the Debt Indenture or (d) any liens of a nature similar to the permitted liens specified in the Debt Indenture which do not secure Indebtedness of, or Indebtedness guaranteed by, the Corporation or any Designated Subsidiary and which do not materially impair the use of the property subject thereto or the operation of the business of the Corporation or such Designated Subsidiary or the value of such property for the purpose of such other business;

  (2)
  the Corporation will not create, assume or otherwise incur any Funded Obligations (as defined below) ranking prior to the Unsubordinated Debt Securities;

  (3)
  if the Corporation shall cause the payment of the principal of, premium, if any, or interest on any of its Indebtedness to be subordinated to the prior payment of any other of its Indebtedness it shall in like manner subordinate such payment to the prior payment in full of all of the Unsubordinated Debt Securities outstanding under the Debt Indenture;

  (4)
  the Corporation will at all times hold Voting Shares (as defined below) of each Designated Subsidiary which, together with Voting Shares of such Designated Subsidiary held by other Designated Subsidiaries, are sufficient to entitle such holders to elect at least a majority of the directors of such Designated Subsidiary;

  (5)
  the Corporation will not enter into any agreement providing for the issue or sale of Funded Obligations unless such agreement contains a condition of such issue or sale (which condition can only be waived with the consent of the holders of Unsubordinated Debt Securities expressed by resolution) to the effect that the terms and conditions of the Debt Indenture relating to the creation, assumption or incurring of Funded Obligations shall be complied with at the time of each issue and sale provided for in such agreement;

  (6)
  the Corporation will not permit any Designated Subsidiary to issue any shares of its capital stock except (a) to the Corporation, (b) to the extent, if any, required to qualify directors of a Designated Subsidiary under applicable law, (c) pursuant to obligations to issue shares which exist prior to the date when such Designated Subsidiary became a subsidiary or (d) to the extent issued to other shareholders of such Designated Subsidiary if after giving effect to such issue the pro rata aggregate ownership interest of the Corporation and any other Designated Subsidiaries in the capital stock of such Designated Subsidiary and the Corporation's direct and indirect pro rata voting rights, pro rata interest in shareholders' equity, and pro rata rights to participate in earnings of such Designated Subsidiary are not reduced; and

  (7)
  the Corporation will not, and will not permit any Designated Subsidiary to, sell or dispose of any shares of capital stock or Indebtedness of any Designated Subsidiary to any person other than the Corporation or another Designated Subsidiary unless all shares of capital stock and Indebtedness of such Designated Subsidiary then held by the Corporation and any of its Subsidiaries (together with all shares of capital stock and Indebtedness of the Corporation and other Designated Subsidiaries then held by such Designated Subsidiary) are being sold or disposed of at such time to a subsidiary of the Corporation for cash at fair value determined by an Independent Appraiser or to persons other than any of the Corporation's Subsidiaries. (Debt Indenture, Section 3.6)

Certain Definitions

        "Canadian Trust Indenture" means the trust indenture dated as of June 15, 1970, as amended and supplemented from time to time, between the Corporation and Computershare Trust Company of Canada, as trustee, relating to the issue of unsecured debentures.

        "Designated Subsidiary" means: (a) any subsidiary which (i) is engaged in or proposes to engage in the business of producing, gathering, processing, storing, manufacturing, compressing, liquefying, selling, transporting, transmitting, distributing or supplying natural, manufactured or mixed gas or extracts therefrom, in gaseous, liquefied or other form, for light, heat, cold, fuel or other purposes, or in the business of acquiring, owning, exploring, developing, dealing in, selling or otherwise disposing of oil or gas, or any products thereof, or oil or gas properties and interests therein; and (ii) shall have been designated by the board of directors of the Corporation as a "restricted subsidiary" under the Deed of Trust and Mortgage dated as of January 1, 1957, as amended and supplemented from time to time, on or prior to the date such subsidiary became a subsidiary or, in the case of a corporation which was a subsidiary at March 1, 1964, on or prior to the first date thereafter on which the Corporation shall make an additional Investment (as defined in the Debt Indenture) in such subsidiary; or (b) any subsidiary that (i) is chiefly engaged in or proposed to chiefly engage in the business of producing, gathering, processing, storing, manufacturing, compressing, liquefying, selling, transporting, transmitting, distributing or supplying natural, manufactured or mixed gas or extracts therefrom, in gaseous, liquefied or other form, for light, heat, cold, fuel or other purposes, or in the business of acquiring, owning, exploring, developing, dealing in, selling or otherwise disposing of oil or gas, or any products thereof, or oil and gas properties and interests therein or (ii) is a Financial Intermediary (as defined below) and, in the case of both (b)(i) and (ii), does not at the time of designation have outstanding any Funded Obligations (other than those held by the Corporation or its Designated Subsidiaries) which were issued after the date such Designated Subsidiary became a subsidiary and of which there is owned by the Corporation and/or its Designated Subsidiaries Voting Shares which, in the aggregate, entitle the holders thereof to elect at least a majority of the directors of such first mentioned corporation; or (c) TCPL Finance N.V.; or (d) TransCan Investments Limited; and (e) each subsidiary of the Corporation which is classified as a "Designated Subsidiary" under the Canadian Trust Indenture and, in the case of clauses (a), (b), (c) and (d), which shall have been designated from time to time by resolution of the board of directors of the Corporation as a Designated Subsidiary, provided that any designation pursuant to clauses (a), (b), (c) and (d) or classification as a Designated Subsidiary pursuant to clause (e) may be revoked from time to time by further resolution of the board of directors of the Corporation if certain specified conditions are met.

        "Financial Intermediary" means a subsidiary which is chiefly engaged in or proposes chiefly to engage in the business of or whose principal activity or undertaking is or will be: (a) the holding, directly or indirectly, of any securities of any corporation or entity in which the Corporation also has an ownership interest of any kind or (b) the entering into and maintaining of relations or arrangements, whether contractual or otherwise, with any such corporation or entity for the purpose of facilitating financial transactions with such corporation or entity.

        "Funded Obligations" means all Indebtedness of the obligor or Indebtedness of others upon which the obligor customarily pays interest charges, other than (a) Indebtedness which is payable on demand and (b) Indebtedness which matures by its terms, or which the obligor has the right at its option to renew or extend to a date, 24 months or less after the date of its incurrence by the obligor or the date on which the obligor commenced to pay interest charges thereon.

        "Indebtedness", as to any corporation, means and includes, without duplication: (a) all items of indebtedness or liability which in accordance with GAAP would be considered to be direct indebtedness or liabilities of such person as at the date as of which indebtedness is to be determined; (b) the full amount of all liabilities of others for the repayment, either in money or in property, of borrowed money, guaranteed or endorsed (otherwise than for purposes of collection) by such person, or which such person is obligated, contingently or otherwise, to purchase, or on which such person is otherwise contingently liable; and (c) liabilities secured by purchase money mortgages on property owned by such person or by mortgages or liens existing on such property at the time of acquisition thereof by such person or by conditional sales or other title retention agreements with respect to any such property, whether or not such liabilities shall have been assumed by such person.

        "Purchase Money Obligation" means any Indebtedness created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, and any extensions, renewals or refundings of any such Indebtedness, provided that the principal amount of such Indebtedness outstanding on the date of such extension, renewal or refunding is not increased, and provided further that any security given in respect of such Indebtedness shall not extend to any property other than the property acquired in connection with which such Indebtedness was created or assumed and fixed improvements, if any, erected or constructed thereon.

        "Voting Shares" means shares of capital stock of any class of a corporation having under all circumstances the right to vote for the election of the directors of such corporation, provided that, for the purpose of this definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

Events of Default

        An Event of Default is defined under each Indenture with respect to debt securities of any series issued under such Indenture as being:

  (1)
  a default in payment of any principal of, and premium, if any, on the debt securities of such series, either at maturity (or upon any redemption), by declaration or otherwise;

  (2)
  a default for 30 days in payment of any interest on any debt securities of such series;

  (3)
  a default for 60 days after written notice in the observance or performance of any other covenant or agreement in the debt securities of such series or such Indenture other than a covenant included in such Indenture solely for the benefit of a series of debt securities other than such series;

  (4)
  certain events of bankruptcy, insolvency or reorganization;

  (5)
  failure by the Corporation to make any payment at maturity, including any applicable grace period, in respect of any issue of Indebtedness in an aggregate amount in excess of US$50,000,000 and continuance of such failure for a period of 30 days after written notice thereof to the Corporation by the Trustee, or to the Corporation and the Trustee by the holders of not less than 25% in principal amount of the outstanding debt securities (treated as one class) issued under such Indenture;

  (6)
  a default with respect to any Indebtedness, which default results in the acceleration of any issue of Indebtedness in an aggregate amount in excess of US$50,000,000 without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled for a period of 30 days after written notice thereof to the Corporation by the Trustee, or to the Corporation and the Trustee by the holders of not less than 25% in principal amount of the outstanding debt securities (treated as one class) issued under such Indenture; or

  (7)
  any event of default provided with respect to that series,

provided that if any such failure, default or acceleration referred to in clause (5) or (6) above shall cease or be cured, waived, rescinded or annulled, then the Event of Default by reason thereof shall be deemed likewise to have been thereupon cured. (Section 5.1)

        Each Indenture provides that: (a) if an Event of Default due to the default in payment of principal of, premium, if any, or interest on any series of debt securities issued under such Indenture or due to the default in the performance or breach of any other covenant or warranty of the Corporation applicable to the debt securities of such series but not applicable to all outstanding debt securities issued under such Indenture shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of the debt securities of each affected series (treated as one class) issued under such Indenture and then outstanding may then declare the principal of all debt securities of each such affected series and interest accrued thereon to be due and payable immediately; and (b) if an Event of Default due to a default in the performance of any other of the covenants or agreements in such Indenture applicable to all outstanding debt securities issued thereunder and then outstanding, due to the failure to make any payment at maturity on certain other Indebtedness, due to a default on certain other Indebtedness which has caused an acceleration of such Indebtedness or due to certain events of bankruptcy, insolvency and reorganization of the Corporation shall have occurred and be continuing, unless the principal of all the debt securities has already become due and payable, either the Trustee or the holders of not less than 25% in principal amount of all debt securities issued under such Indenture and then outstanding (treated as one class) may declare the principal of, and premium, if any, on all such debt securities and interest accrued thereon to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal of (or premium, if any) or interest on such debt securities) by the holders of a majority in principal amount of the debt securities of all such affected series then outstanding. (Section 5.1)

        Each Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during a default to act with the required standard of care, to be indemnified by the holders of debt securities (treated as one class) issued under such Indenture before proceeding to exercise any right or power under such Indenture at the request of such holders. (Section 6.1) Subject to such provisions in each Indenture for the indemnification of the Trustee and certain other limitations, the holders of a majority in principal amount of the outstanding debt securities (treated as one class) issued under such Indenture may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee. (Section 5.8)

        Under the United States Trust Indenture Act of 1939, the Trustee is required to give to the holders of debt securities, within 90 days after the occurrence of a default, notice of all defaults known to the Trustee. Except in the case of a default in the payment of principal of (or premium, if any) or interest on any debt securities, the Trustee shall be protected in the withholding of such notice if it determines in good faith that the withholding of such notice is in the interest of the holders of the debt securities.

        Each Indenture provides that no holder of debt securities issued under such Indenture may institute any action against the Corporation under such Indenture (except actions for payment of overdue principal and premium, if any, or interest) unless such holder previously shall have given to the Trustee written notice of default and continuance thereof and unless the holders of not less than 25% in principal amount of the debt securities of each affected series (treated as one class) issued under such Indenture and then outstanding shall have requested the Trustee to institute such action and shall have offered the Trustee such indemnity as it may reasonably require, the Trustee shall not have instituted such action within 60 days of such request and the Trustee shall not have received direction inconsistent with such written request by the holders of a majority in principal amount of the debt securities of each affected series (treated as one class) issued under such Indenture and then outstanding. (Sections 5.6 and 5.8)

        Notwithstanding the foregoing, the right of any holder of a debt security to receive payment of the principal of and interest on such debt security on or after the respective due dates thereof and to institute suit for the enforcement of such payment on or after such respective dates shall not be impaired or affected without the consent of such holder. (Section 5.12)

        Each Indenture contains a covenant that the Corporation will file annually with the Trustee a certificate with respect to the Corporation's compliance with all covenants and conditions under such Indenture. (Section 3.5)

Discharge, Defeasance and Covenant Defeasance

        The Corporation can discharge or defease its obligations under each Indenture as set forth below. (Section 10.1)

        The Corporation may discharge certain obligations to holders of any series of debt securities issued under such Indenture (a) if the Corporation pays the principal of and interest on all the outstanding debt securities of any series as and when the same shall have become due and payable, or (b) if the Corporation delivers to the Trustee for cancellation all debt securities of any series theretofore authenticated, or (c) in the case of any series of debt securities where the exact amount of principal of and interest due on which can be determined at the time of making the deposit referred to in clause (ii) below, if (i) all the debt securities of such series not theretofore delivered to the Trustee for cancellation have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee, and (ii) the Corporation irrevocably deposits with the Trustee as trust funds cash (in such Currency in which such debt securities are payable at their stated maturity) (other than moneys repaid by the Trustee or any paying agent to the Corporation), or Government Obligations (as defined in such Indenture) applicable to such debt securities (determined on the basis of the Currency in which such debt securities are then specified as payable at their stated maturity), maturing as to principal and interest at such times and in such amounts as will insure the availability of cash, or a combination thereof in an amount certified by a nationally recognized firm of independent public or chartered accountants to be sufficient to pay at maturity (or upon redemption or pursuant to mandatory sinking fund payments) the principal of, premium, if any, and interest on all outstanding debt securities of such series; and if, in any such case, the Corporation pays all other sums payable under the Indenture by the Corporation.

        The Corporation may also discharge any and all of its obligations to holders of any series of debt securities issued under an Indenture at any time ("defeasance") upon compliance with conditions discussed below if the exact amounts of principal and interest due on such debt securities can be determined, with the exception of its duty to register the transfer or exchange of such series of debt securities, to replace any mutilated, destroyed, lost or stolen series of debt securities or to maintain an office or agency in respect of such series of debt securities. Under terms reasonably satisfactory to the relevant Trustee, the Corporation may instead be released with respect to any outstanding series of debt securities issued under the relevant Indenture from the obligations imposed by Sections 3.6 and 9.1, in the case of the Debt Indenture, and Section 9.1, in the case of the Subordinated Debt Indenture (which Sections contain the covenants described above under "Certain Covenants of the Corporation"), and omit to comply with such Sections without creating an Event of Default ("covenant defeasance"). Defeasance or covenant defeasance may be effected only if, among other things:

  (1)
  the Corporation irrevocably deposits with the Trustee, as trust funds specifically pledged as security for, and dedicated solely to, the benefit of the holders of such debt securities, cash (in such Currency, in which such debt securities are specified as payable at their stated maturity) or Government Obligations applicable to such debt securities (determined on the basis of the Currency in which such debt securities are then specified as payable at their stated maturity), maturing as to principal and interest at such times and in such amounts as will insure the availability of cash, or a combination thereof in an amount certified by a nationally recognized firm of independent public or chartered accountants to be sufficient to pay at maturity (or upon redemption or pursuant to mandatory sinking fund payments) the principal of, premium, if any, and interest on all outstanding debt securities of such series issued under such Indenture;

  (2)
  such deposit will not result in breach or violation of, or constitute a default under, any agreement or instrument to which the Corporation is a party or by which it is bound;

  (3)
  the Corporation delivers to the relevant Trustee an opinion of counsel to the effect that the holders of such series of debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and that defeasance or covenant defeasance will not otherwise alter such holders' United States federal income tax treatment of principal, premium, if any, and interest payments on such series of debt securities (in the case of a defeasance, such opinion must be based on a ruling of the Internal Revenue Service or a change in the United States federal income tax law occurring after the date of such Indenture, since such a result would not occur under current tax law);

  (4)
  the Corporation delivers to the relevant Trustee an opinion of Canadian counsel to the effect that such deposit and related defeasance or covenant defeasance, as the case may be, will not cause the holders of such series of debt securities, other than holders of such series of debt securities who are or who are deemed to be residents of Canada or use or hold or are deemed to use or hold their debt securities of such series in carrying on a business in Canada, to recognize income, gain or loss for Canadian income tax purposes, and to the effect that payments out of the trust fund described above will be free and exempt from any and all withholding and other income taxes of whatever nature of Canada or any province thereof or political subdivision thereof or therein having power to tax, except in the case of debt securities of such series beneficially owned (a) by a person who is or is deemed to be a resident of Canada or (b) by a person who uses or holds or is deemed to use or hold such series of debt securities in carrying on a business in Canada; and

  (5)
  in the case of the Subordinated Debt Indenture (a) no event or condition shall exist that, pursuant to certain provisions described under "Subordinated Debt" above, would prevent the Corporation from making payments of principal of, and premium, if any, and interest on the Subordinated Debt Securities at the date of the irrevocable deposit referred to above and (b) the Corporation delivers to the Trustee for the Subordinated Debt Indenture an opinion of counsel to the effect that (i) the trust funds will not be subject to any rights of holders of Senior Indebtedness and (ii) the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; provided however, that such opinion may contain an exception to the effect that if a court were to rule under any such law in any case or proceeding that the trust funds remained property of the Corporation, then the Trustee and the holders of the Subordinated Debt Securities would be entitled to certain rights as secured creditors in such trust funds.

Modification and Waiver

        Each Indenture provides that the Corporation and the Trustee may enter into supplemental indentures without the consent of the holders of debt securities to: (a) secure any debt securities; (b) evidence the succession of another corporation to the Corporation, or successive successions, and the assumption by the successor corporation of the obligations of the Corporation; (c) add covenants for the benefit of the holders of debt securities; (d) cure any ambiguity or correct any inconsistency in such Indenture; (e) establish the form or terms of debt securities of any series; (f) evidence the acceptance of appointment by a successor trustee under the Indenture with respect to one or more series of debt securities and provide for or facilitate the administration of one or more trusts under the Indenture by one or more trustees; and (g) provide for or facilitate the issuance of debt securities in bearer form or provide for uncertificated securities. (Section 8.1).

        Each Indenture also contains provisions permitting the Corporation and the Trustee, with the consent of the holders of not less than a majority in principal amount of debt securities of each series issued under such Indenture then outstanding and affected, to add any provisions to, or change in any manner or eliminate any of the provisions of, such Indenture or modify in any manner the rights of the holders of the debt securities of each series so affected; provided that the Corporation and the Trustee may not, without the consent of the holder of each outstanding debt security affected thereby, (a) extend the stated maturity of the principal of any debt security, or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof, or change the place at which or currency in which principal and interest payments are to be made, or reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy or impair the right to institute suit for the enforcement of any payment on any debt security when due or (b) reduce the aforesaid percentage in principal amount of debt securities of any series issued under such Indenture, the consent of the holders of which is required for any such modification. (Section 8.2).

        The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by the Corporation with certain restrictive provisions of the Indentures. The holders of a majority in principal amount of outstanding debt securities of any series may waive any past default under the Indentures with respect to that series, except in respect of a provision which under the Indentures cannot be modified or amended without the consent of the holder of each outstanding debt security of that series (including a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series). (Section 5.9).

        The Subordinated Debt Indenture may not be amended to alter the subordination of any outstanding Subordinated Debt Securities without the consent of each holder of Senior Indebtedness then outstanding that would be adversely affected thereby. (Subordinated Debt Indenture, Section 8.6).

Consent to Jurisdiction and Service

        Each Indenture provides that the Corporation agrees that any legal suit, action or proceeding brought by the applicable Trustee or any holder of debt securities issued under such Indenture in connection with such debt securities or such Indenture may be instituted in any State or Federal court in The City of New York and the Corporation has appointed CT Corporation System at 111 Eighth Avenue, 13th Floor., New York, NY 10011 as its authorized agent for service of process in any such suit, action or proceeding. (Section 11.12).

Governing Law

        The Indentures are and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

PRIOR SALES

        Other than the issuance of the November 2017 Notes, no debt securities have been sold or issued during the twelve-month period preceding the date of this prospectus. U.S. $750 million principal amount of the Corporation's 4.60% senior notes due 2045 (the "Formosa Bonds") are listed on the Taipei Exchange. Since the date of issuance of March 31, 2015, no Formosa Bonds have been traded on the Taipei Exchange.

PLAN OF DISTRIBUTION

        We may offer and sell the debt securities to or through underwriters or dealers purchasing as principals, and also may sell the debt securities to one or more purchasers directly or through agents. The distribution of the debt securities may be effected from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the debt securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution. If the debt securities are offered on a non-fixed price basis, the underwriters', dealers' or agents' compensation will be increased or decreased by the amount by which the aggregate price paid for the debt securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to us.

        The Prospectus Supplement relating to each offering of debt securities will identify each underwriter, dealer or agent, as the case may be, and will also set forth the terms of the offering, including the type of security being offered, the public offering price (or the manner of determination thereof if offered on a non-fixed price basis), the proceeds to the Corporation and any underwriting fees or commissions, any fees or commissions to be paid to any agents and any fees, commissions or concessions allowed or reallowed or paid by any underwriters to other dealers. Only underwriters, dealers or agents so named in the Prospectus Supplement are deemed to be underwriters, dealers or agents, as the case may be, in connection with the debt securities offered thereby.

        If underwriters purchase debt securities as principal, the debt securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase those debt securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the debt securities offered by the Prospectus Supplement if any of such debt securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time. The Prospectus Supplement will also set forth the intention of any underwriters, agents or dealers to engage in stabilizing, to syndicate short covering transactions or penalty bids, or to undertake any other transactions during the offering that may stabilize, maintain, or otherwise affect the debt securities' price. Such transactions, if commenced, may be interrupted or discontinued at any time without notice. Any underwriters or agents to or through whom the debt securities are sold by the Corporation for public offering and sale may make a market in the debt securities, but such underwriters or agents will not be obligated to do so and may interrupt or discontinue any market making at any time without notice. No assurance can be given that a trading market in any of the debt securities will develop or as to the liquidity of any trading market for such debt securities.

        Under agreements which may be entered into by the Corporation, underwriters, dealers and agents who participate in the distribution of the debt securities may be entitled to indemnification by the Corporation against certain liabilities, including liabilities under the Securities Act or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

        The debt securities may be offered and sold by the Corporation directly or through agents designated by the Corporation from time to time. Any agent participating in the distribution of the debt securities may be deemed to be an "underwriter", as that term is defined in the Securities Act, of the debt securities so offered and sold. The debt securities also may be sold to dealers at the applicable price to the public set forth in the applicable Prospectus Supplement for resale to purchasers. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act.

        Each underwriter, dealer or agent participating in a distribution of the debt securities must agree that it will not offer or sell, directly or indirectly, any of the debt securities acquired by it in connection with a distribution in Canada or to residents of Canada.

        Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of the debt securities will be a new issue of securities with no established trading market and will not be listed on any securities or stock exchange.

        If so indicated in the Prospectus Supplement relating to a particular offering of debt securities, the Corporation will authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase such debt securities from the Corporation pursuant to delayed delivery contracts providing for payment and delivery at a future date. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitations of such contracts.

ENFORCEABILITY OF CIVIL LIABILITIES

        The Corporation is a corporation incorporated under and governed by the Canada Business Corporations Act. Some of the directors and officers of the Corporation, and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Corporation's assets, are located outside the United States. The Corporation has appointed an agent for service of process in the United States, but it may be difficult for holders of debt securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of debt securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Corporation's civil liability and the civil liability of the directors and officers of the Corporation and experts under United States federal securities laws.

        The Corporation has been advised by its Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Blake, Cassels &

Graydon LLP, however, that there is real doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

        The Corporation filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed TransCanada PipeLine USA Ltd. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning an offering of securities under this prospectus.

CERTAIN INCOME TAX CONSIDERATIONS

        The applicable Prospectus Supplement will describe certain material Canadian federal income tax consequences to an investor who is a non-resident of Canada acquiring any debt securities offered thereunder, including whether payments of principal, premium, if any, and interest on debt securities will be subject to Canadian non-resident withholding tax.

        The applicable Prospectus Supplement will also describe certain material United States federal income tax consequences of the purchase, ownership and disposition of any debt securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code), including, to the extent applicable, any such consequences relating to debt securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special items.

RISK FACTORS

        Investment in debt securities is subject to various risks including those discussed below and those risks inherent in the pipeline, energy and gas storage industries. You should consider carefully the risk factors contained in and incorporated by reference in this prospectus (including in subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of debt securities.

        Discussions of certain risk factors affecting the Corporation in connection with its business are provided in the Corporation's annual and interim disclosure documents filed with the various securities regulatory authorities, which are incorporated by reference in this prospectus.

Risks Relating to the Unsecured Nature of the Debt Securities

        The debt securities will be unsecured debt of the Corporation and will be effectively subordinated to all existing and future secured debt of the Corporation, to the extent of the assets securing such debt. If the Corporation is involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would be paid before the holders of debt securities receive any amounts due under the debt securities to the extent of the value of the assets securing the secured debt. In that event, a holder of debt securities may not be able to recover any principal or interest due to it under the debt securities.

Structural Subordination

        The debt securities will not be guaranteed by any subsidiaries of the Corporation. Therefore, the debt securities will be effectively subordinated to all existing and future liabilities of the Corporation's subsidiaries. The creditors of those subsidiaries will have the right to be paid before payment on the debt securities from any cash received or held by those subsidiaries. In the event of any bankruptcy, dissolution, liquidation or reorganization of one of those subsidiaries, following payment by the subsidiary of its liabilities, the subsidiary may not have sufficient assets to make payments to the Corporation in its capacity as an equityholder of such subsidiary.

Liquidity Risk

        The Corporation does not intend to list the debt securities on any stock exchange and there can be no assurance that there will be a secondary market for or liquidity in the debt securities. This may affect the pricing of the debt securities in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, and the extent of issuer regulation. Any underwriters or agents to or through whom the debt securities are sold by the Corporation for public offering and sale may make a market in the debt securities, but such underwriters or agents will not be obligated to do so and there can be no assurance that any underwriter or agent will undertake any market making activities in respect of the debt securities.

Interest Rate Risks

        Prevailing interest rates will affect the market price or value of the debt securities. The market price or value of the debt securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Credit Ratings May Not Reflect All Risks of an Investment in the Debt Securities and May Change

        Credit ratings may not reflect all risks associated with an investment in the debt securities. Any credit ratings applied to the debt securities are an assessment of the Corporation's ability to pay its obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the debt securities. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the debt securities. There is no assurance that any credit rating assigned to the debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

LEGAL MATTERS

        Certain matters relating to the issue and sale of the debt securities will be passed upon on behalf of the Corporation by Blake, Cassels & Graydon LLP, as to matters of Canadian law, and Mayer Brown LLP, as to matters of United States law. As to matters of Canadian law, Mayer Brown LLP will rely upon the opinion of Blake, Cassels & Graydon LLP.

EXPERTS

        The consolidated financial statements of the Corporation as at December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016, have been incorporated by reference in the Prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent auditor, incorporated by reference therein, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated and combined financial statements of Columbia as of December 31, 2015 and 2014, and for each of the three years in the period ended December 31, 2015, included in Schedule B to the BAR have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, who was independent with respect to Columbia within the meaning of the Securities Act, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) as of the date of their report, which is included in Schedule B to the BAR (which report expresses an unqualified opinion and includes an explanatory paragraph relating to Columbia's initial public offering of limited partner interests of Columbia Pipeline Partners LP which was completed on February 11, 2015 and Columbia's spin-off from NiSource on July 1, 2015). Such consolidated and combined financial statements have been so incorporated by reference in the Prospectus in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INTEREST OF EXPERTS

        As at the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation or of TransCanada Corporation, the Corporation's parent company. In connection with the audit of the Corporation's annual financial statements for the year ended December 31, 2016, KPMG LLP has confirmed that they are independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Corporation under all relevant U.S. professional and regulatory standards.

        Deloitte & Touche LLP, an independent registered public accounting firm, was independent with respect to Columbia within the meaning of the Securities Act, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) as of the date of their report on the consolidated and combined financial statements of Columbia as of December 31, 2015 and 2014, and for each of the three years in the period ended December 31, 2015, included in Schedule B to the BAR.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents referred to under "Documents Incorporated by Reference"; consents of KPMG LLP; consent of Blake, Cassels & Graydon LLP; consent of Mayer Brown LLP; powers of attorney from directors and officers of the Corporation; the Debt Indenture; the Subordinated Debt Indenture; Statement of Eligibility of the Trustee on Form T-1 under the Debt Indenture; and Statement of Eligibility of the Trustee on Form T-1 under the Subordinated Debt Indenture.

U.S.$

TransCanada PipeLines Limited

U.S.$                                    % Senior Notes Due 2029

U.S.$                                    % Senior Notes Due 2049

PROSPECTUS SUPPLEMENT

October         , 2018

Joint Book-Running Managers
J.P. Morgan	Deutsche Bank Securities